Exhibit 99.6

MANAGEMENT’S DISCUSSION

AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2024

This Management’s Discussion and Analysis of the financial condition and results of operations (“MD&A”) for Torex Gold Resources Inc. (“Torex” or the “Company”) was prepared as at February 19, 2025 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2024. This MD&A contains forward-looking statements that are subject to risks and uncertainties as discussed under “Cautionary Notes”. This MD&A also includes the disclosure of certain non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” which identifies the non-GAAP financial measures discussed in this MD&A for further information, including a reconciliation to the comparable measures in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures included herein are United States dollars (“U.S. dollar”) unless otherwise stated.

FULL YEAR 2024 HIGHLIGHTS

•

Working toward next-level safety: On December 5th, 2024, a fatal carbon monoxide gas exposure occurred, which claimed the lives of two employees and one contractor worker at the ELG Underground. In the wake of the tragedy, all operational and project activities at the Morelos Property were suspended for just over a week to allow for inspections by the relevant agencies. The Company also initiated its own internal investigation to determine how, despite multiple levels of safety controls, such an exposure could have taken place, and to prevent a similar incident from ever occurring. In addition, in August, a fatal injury occurred involving a contractor worker within the Guajes Tunnel while conducting work on the overhead conveyor associated with the Media Luna Project. As at December 31, 2024, the lost-time injury frequency (“LTIF”) for the Morelos Complex was 0.61 per million hours worked for both employees and contractors on a rolling 12-month basis. Recognizing the Company’s previous excellence in safety performance, in October, the Mexican Mining Chamber (CAMIMEX) granted Torex the ‘Silver Hard Hat Award’ in the Open Pit Mining category (over 500 employees) for the excellent safety record at ELG in 2023.

•

Production guidance achieved for sixth consecutive year: Delivered annual gold production of 452,523 ounces (“oz”), within the upwardly revised[1] guidance range of 450,000 to 470,000 oz and above original guidance of 400,000 to 450,000 oz, marking the sixth consecutive year that production guidance has been achieved. The Company also achieved a record annual average gold recovery of 90.6% and a record annual mining rate from ELG Underground of 2,092 tonnes per day (“tpd”). On a gold equivalent ounce basis (“oz AuEq”), the Company produced 461,420 oz AuEq[2] for the year, within the revised[1] guidance range of 460,000 to 480,000 oz AuEq[2] and above original guidance of 410,000 to 460,000 oz AuEq[2].

•

Record annual revenue: Annual gold sold of 455,932 oz at an annual average realized gold price[3] of $2,254 per oz, contributing to record annual revenue of $1,115.5 million. On a gold equivalent ounce basis, the Company sold 465,829 oz AuEq[2] for the year. The average realized gold price in 2024 includes a realized loss of $64.1 million or $141 per oz on gold forward contracts. In January 2025, the Company entered into gold put options to sell 155,000 oz of gold in 2025 at a strike price of $2,500 per oz. These options provide full upside exposure to the gold price while providing a floor of $2,500 per oz.

•

Robust all-in sustaining margins: Total cash costs[3] of $940 per oz sold, 3% above the upper end of the guided range of $860 to $910 per oz sold. All-in sustaining costs[3] of $1,156 per oz sold, at the upper end of the guided range of $1,100 to $1,160 per oz sold. Full year costs were impacted by higher gold prices given the $354 per oz increase in average realized gold price relative to guidance (guidance based on a gold price of $1,900 per oz) resulting in increased Mexican profit sharing (year-to-date 2024 impact of $27 per oz) and royalties (year-to-date 2024 impact of $15 per oz), as well as higher consumption of cyanide within the process plant. All-in sustaining costs margin[3] of $1,098 per oz sold, implying an all-in sustaining costs margin[3] of 49%. Cost of sales was $647.3 million or $1,420 per oz sold. On a gold equivalent ounce basis, total cash costs were $972 per oz AuEq sold[2] and all-in sustaining costs were $1,183 per oz AuEq sold[2] relative to guidance of $900 to $950 per oz AuEq sold[2] and $1,130 to $1,190 per oz AuEq sold[2], respectively.

•

Strong profitability and record adjusted EBITDA[3]: Reported net income of $134.6 million, or earnings of $1.57 per share on a basic basis and $1.55 per share on a diluted basis, significantly impacted by deferred income tax expense of $66.5 million, largely due to the 20% depreciation of the Mexican peso, which closed the year at 20.3:1 against the U.S. dollar versus the annual average of 18.3:1. Adjusted net earnings[3] of $224.4 million, or $2.61 per share on a basic basis and $2.58 per share on a diluted basis. Net income includes a net derivative loss of $46.1 million related to gold forward contracts and foreign exchange collars

1 Torex Gold Resources Inc. | TSX: TXG

and forwards entered into to mitigate downside price risk and capital expenditure risk during the construction of the Media Luna Project and on operating expenditures in 2025. Generated EBITDA[3] of $539.4 million and a record annual adjusted EBITDA[3] of $541.1 million.

•

Strong cash flow generation: Net cash generated from operating activities totalled $449.5 million and $458.9 million before changes in non-cash operating working capital, including income taxes paid of $89.0 million. Negative free cash flow[3] of $122.9 million is net of cash outlays for capital expenditures, lease payments and interest, including borrowing costs capitalized. Negative free cash flow in 2024 was a direct result of $449.0 million invested in the Media Luna Project.

•

Strong financial liquidity: The Company extended the credit facilities with a syndicate of international banks in the third quarter of 2024, providing a total of $300.0 million through a revolving credit facility maturing in 2027, and added a $150.0 million accordion feature which is available at the discretion of the lenders. The year closed with $331.5 million in available liquidity[3], including $110.2 million in cash and $221.3 million available on the credit facilities of $300.0 million, net of borrowings of $65.0 million and letters of credit outstanding of $13.7 million.

•

Media Luna Project: During 2024, $449.0 million was invested in the project, within the revised annual project guidance of $430.0 to $450.0 million. As of December 31, 2024, physical progress on the Project was approximately 94%, with engineering concluded, procurement substantially complete, underground development tracking well ahead of schedule, and surface construction advancing per plan. First concentrate production is expected at the end of the first quarter of 2025, and the declaration of commercial production shortly thereafter.

•

Return of Capital to Shareholders: In November, the Company received approval from the Toronto Stock Exchange (the “TSX”) of its notice of intention to commence a normal course issuer bid (the “NCIB”). The Company has not yet repurchased any common shares under the NCIB.

•

Exploration and Drilling Activities: In November, the Company announced assay results from the ongoing 2024 drilling program at EPO[4]. The results to date support the Company’s goal of expanding resources to the north of the deposit and upgrading Inferred Resources to Indicated Resources. In December, the Company also announced further assay results from the Company’s 2024 drilling program at ELG Underground[5]. The results to date support the Company’s target of extending the mine life of ELG Underground by identifying new zones of higher-grade mineralization, expanding resources, and replacing and growing reserves.

Q4 2024 HIGHLIGHTS

•

Safety performance: In addition to the fatal incident in December, there were two lost-time injuries (“LTIs”) at the Media Luna Project in the fourth quarter, including a contractor worker who fell from a walkway under construction, and a second contractor worker who was injured while carrying out work on the Guajes Tunnel conveyor belt installation.

•	Gold production: Delivered gold production of 103,795 oz for the quarter (105,305 oz AuEq2), benefiting from an average gold recovery of 90.5% and impacted by the temporary suspension in December.

•

Gold sold: Sold 108,647 oz of gold (110,419 oz AuEq2) at a record average quarterly realized gold price[3] of $2,487 per oz, contributing to quarterly revenue of $295.0 million. The average realized gold price in the fourth quarter of 2024 includes a realized loss of $19.9 million or $183 per oz on gold forward contracts.

•

Total cash costs[3] and all-in sustaining costs[3]: Total cash costs of $902 per oz sold ($932 per oz AuEq sold2) and all-in sustaining costs of $1,085 per oz sold ($1,112 per oz AuEq sold2). All-in sustaining costs margin[3] were $1,402 per oz sold, implying an all-in sustaining costs margin[3] of 56%. Cost of sales was $153.5 million or $1,413 per oz sold in the quarter.

•

Net income and adjusted net earnings[3]: Reported net income of $60.4 million or earnings of $0.70 per share on a basic basis and $0.69 per share on a diluted basis. Adjusted net earnings of $70.6 million or $0.82 per share on a basic basis and $0.81 per share on a diluted basis. Net income includes a net derivative

2 Torex Gold Resources Inc. | TSX: TXG

loss of $3.6 million related to gold forward contracts and foreign exchange collars and forwards. In the fourth quarter of 2024, the Company entered into an additional series of zero-cost collars to hedge against changes in foreign exchange rates of the Mexican peso between January 2025 and December 2025 for a total notional value of $28.0 million. In the fourth quarter of 2024, the Company also entered into foreign exchange forward contracts to purchase 924.3 million Mexican pesos (“MXN”) for $44.0 million between January 2025 and December 2025 at a weighted average MXN/USD foreign exchange rate of 21.01:1.

•	EBITDA[3] and adjusted EBITDA[3]: Generated EBITDA of $162.8 million and adjusted EBITDA of $154.3 million.

•

Cash flow generation: Net cash generated from operating activities totalled $122.8 million and $136.3 million before changes in non-cash operating working capital, including income taxes paid of $17.3 million and negative free cash flow[3] of $10.8 million.

•	Media Luna Project: During Q4 2024, $100.5 million was invested in the project.

1	2024 production guidance was revised to reflect higher production, as disclosed in the Company’s MD&A dated November 5, 2024.
2

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity and “Guidance” for 2024 guidance assumptions.

3	These measures are non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.
4

For more information on EPO drilling results, see the Company’s news release titled “Torex Gold Reports Results from the Ongoing 2024 EPO Exploration Program” issued on November 13, 2024, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

5

For more information on ELG Underground drilling results, see the Company’s news release titled “Torex Gold Reports Compelling New Results from the 2024 ELG Underground Drilling Program” issued on December 2, 2024, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

3 Torex Gold Resources Inc. | TSX: TXG

OPERATING AND FINANCIAL HIGHLIGHTS

Table 1.

In millions of U.S. dollars, unless otherwise noted		Three Months Ended			Year Ended
		Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Safety
Lost-time injury frequency[1]	/million hours	0.61	0.28	0.31	0.61	0.31
Total recordable injury frequency[1]	/million hours	1.48	1.46	1.23	1.48	1.23
Operating Results - Gold only basis
Gold produced	oz	103,795	119,412	137,993	452,523	453,778
Gold sold	oz	108,647	122,130	138,794	455,932	444,750
Total cash costs[2]	$/oz	902	926	885	940	866
All-in sustaining costs[2]	$/oz	1,085	1,101	1,073	1,156	1,200
Average realized gold price[2]	$/oz	2,487	2,313	1,995	2,254	1,952
Operating Results - Gold Equivalent basis
Gold equivalent produced[3]	oz AuEq	105,305	122,525	139,394	461,420	459,380
Gold equivalent sold[3]	oz AuEq	110,419	125,414	139,828	465,829	451,220
Total cash costs[2,3]	$/oz AuEq	932	969	893	972	882
All-in sustaining costs[2,3]	$/oz AuEq	1,112	1,139	1,080	1,183	1,210
Financial Results
Revenue		$295.0	313.7	282.4	1,115.5	882.6
Cost of sales		$153.5	170.1	191.6	647.3	600.1
Earnings from mine operations		$141.5	143.6	90.8	468.2	282.5
Net income		$60.4	29.2	50.4	134.6	204.4
Per share – Basic	$/share	0.70	0.34	0.59	1.57	2.38
Per share – Diluted	$/share	0.69	0.34	0.58	1.55	2.34
Adjusted net earnings[2]		$70.6	65.5	49.1	224.4	148.4
Per share – Basic[2]	$/share	0.82	0.76	0.57	2.61	1.73
Per share – Diluted[2]	$/share	0.81	0.75	0.57	2.58	1.72
EBITDA[2]		$162.8	155.3	115.4	539.4	422.6
Adjusted EBITDA[2]		$154.3	152.4	142.6	541.1	442.2
Cost of sales - gold only basis	$/oz	1,413	1,393	1,380	1,420	1,349
Net cash generated from operating activities		$122.8	149.5	120.0	449.5	300.8
Net cash generated from operating activities before changes in non-cash operating working capital		$136.3	137.6	133.5	458.9	340.8
Free cash flow[2]		$(10.8)	(0.7)	(24.3)	(122.9)	(185.4)
Cash and cash equivalents		$110.2	114.5	172.8	110.2	172.8
Debt, net of deferred finance charges		$62.9	57.7	—	62.9	—
Lease-related obligations		$78.3	69.4	32.0	78.3	32.0
Net (debt) cash[2]		$(33.1)	(14.9)	140.8	(33.1)	140.8
Available liquidity[2]		$331.5	346.6	464.9	331.5	464.9

1.	On a 12-month rolling basis, per million hours worked.
2.

Total cash costs, all-in sustaining costs, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net (debt) cash and available liquidity are non-GAAP financial measures with no standardized meaning under IFRS. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

3.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

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2024 REPORT

The following abbreviations are used throughout this MD&A: $ (United States dollar), C$ (Canadian dollar), MXN (Mexican peso), TCC (total cash costs), AISC (all-in sustaining costs), Au (gold), AuEq (gold equivalent), Ag (silver), Cu (copper), oz (ounce), gpt (grams per tonne), koz (thousand ounces), moz (million ounces), lb (pound), klb (thousand pounds), mlb (million pounds), kt (thousand tonnes), mt (million tonnes), m (metres), km (kilometres), MW (megawatt), kV (kilovoltage), w:o (waste to ore), and tpd (tonnes per day).

TABLE OF CONTENTS

HIGHLIGHTS	1
OPERATING AND FINANCIAL HIGHLIGHTS	4
TABLE OF CONTENTS	5
COMPANY OVERVIEW	6
USE OF NON-GAAP FINANCIAL PERFORMANCE MEASURES	6
GOLD EQUIVALENT REPORTING	7
2024 PERFORMANCE AND 2025 GUIDANCE	7
2024 PERFORMANCE AND 2025 OBJECTIVES	9
FINANCIAL RESULTS	10
2024 FINANCIAL RESULTS AND FOURTH QUARTER 2024 FINANCIAL RESULTS	10
RESULTS OF OPERATIONS	15
ENVIRONMENT, SOCIAL & GOVERNANCE	16
DEVELOPMENT ACTIVITIES	18
EXPLORATION AND DRILLING ACTIVITIES	25
FINANCIAL CONDITION REVIEW	28
DEBT FINANCING	30
LIQUIDITY AND CAPITAL RESOURCES	30
OUTSTANDING SHARE DATA	33
NON-GAAP FINANCIAL PERFORMANCE MEASURES	34
ADDITIONAL IFRS FINANCIAL MEASURES	43
ECONOMIC TRENDS	43
SUMMARY OF QUARTERLY RESULTS	46
OFF-BALANCE SHEET ARRANGEMENTS	46
ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES	46
RECENT ACCOUNTING PRONOUNCEMENTS	46
FINANCIAL RISK MANAGEMENT	46
RISKS AND UNCERTAINTIES	49
INTERNAL CONTROL OVER FINANCIAL REPORTING	49
QUALIFIED PERSONS	50
ADDITIONAL INFORMATION	50
CAUTIONARY NOTES	52

5 Torex Gold Resources Inc. | TSX: TXG

COMPANY OVERVIEW

Torex Gold Resources Inc. is an intermediate gold producer based in Canada, engaged in the exploration, development, and operation of its 100% owned Morelos Property (the “Morelos Property”), an area of 29,000 hectares in the highly prospective Guerrero Gold Belt located 180 kilometres southwest of Mexico City.

The Company’s principal asset is the Morelos Complex, which includes the El Limón Guajes (“ELG”) Mine Complex, the Media Luna Project, the EPO Project, a processing plant, and related infrastructure. Commercial production from the Morelos Complex commenced on April 1, 2016 and an updated Technical Report for the Morelos Complex was released in March 2022.

Torex’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company is seeking opportunities to acquire assets that enable diversification and deliver value to shareholders.

USE OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has presented certain non-GAAP financial measures in this MD&A which include: total cash costs, total cash costs margin, all-in sustaining costs, all-in sustaining costs margin, sustaining and non-sustaining capital expenditures, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net (debt) cash, available liquidity and unit cost measures. For further information and a detailed reconciliation to the comparable IFRS measures refer to the “Non-GAAP Financial Performance Measures” section of this MD&A. The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and, therefore, may not be comparable to other issuers.

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GOLD EQUIVALENT REPORTING

In the first quarter of 2024, gold equivalent reporting was incorporated into the MD&A due to the expected increased contribution of copper and silver production from Media Luna in 2025. Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices (not realized metal prices) for each commodity sold in the period. The following table provides a summary of the quantities produced and sold and average market prices for each commodity in the respective periods.

Table 2.

		Three Months Ended			Year Ended
		Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Gold produced	oz	103,795	119,412	137,993	452,523	453,778
Gold sold	oz	108,647	122,130	138,794	455,932	444,750
Gold equivalent produced	oz AuEq	105,305	122,525	139,394	461,420	459,380
Gold equivalent sold	oz AuEq	110,419	125,414	139,828	465,829	451,220
Average market gold price[1]	$/oz	2,663	2,474	1,971	2,386	1,941
Silver produced	koz	48.2	73.3	46.6	232.9	193.7
Silver sold	koz	58.0	75.3	37.1	249.8	200.0
Average market silver price[1]	$/oz	31.41	29.43	23.20	28.26	23.35
Copper produced	mlb	0.6	1.3	0.5	3.5	1.7
Copper sold	mlb	0.7	1.4	0.3	4.0	2.1
Average market copper price[1]	$/lb	4.17	4.18	3.70	4.15	3.85

1.	Based on the London Bullion Market Association (“LBMA”) PM fix for gold, LBMA fix for silver and London Metal Exchange (“LME”) cash-settlement price for copper.

2024 PERFORMANCE AND 2025 GUIDANCE

The Company delivered full-year gold production of 452,523 oz, within the upwardly revised guidance range of 450,000 to 470,000 oz and above original guidance of 400,000 to 450,000 oz, marking the sixth consecutive year that production guidance has been achieved. On a gold equivalent ounce basis, the Company produced 461,420 oz AuEq1 for the year, within the revised guidance range of 460,000 to 480,000 oz AuEq1 and above original guidance of 410,000 to 460,000 oz AuEq1.

Total cash costs2 of $940 per oz sold were 3% above the upper end of the guided range of $860 to $910 per oz, and all-in sustaining costs2 of $1,156 per oz sold were at the upper end of the guided range of $1,100 to $1,160 per oz sold. On a gold equivalent ounce basis, total cash costs were $972 per oz AuEq sold1 and all-in sustaining costs were $1,183 per oz AuEq sold1 relative to guidance of $900 to $950 per oz AuEq sold1 and $1,130 to $1,190 per oz AuEq sold1, respectively.

Sustaining capital expenditures2 of $62.6 million were within the guided range of $55 to $65 million. Non-sustaining capital expenditures2 of $459.6 million were within the revised guided range of $440 to $465 million.

The Company released 2025 guidance on January 14, 2025, including production, all-in sustaining costs, as well as sustaining and non-sustaining capital expenditures. For 2025, guidance has been provided on a gold equivalent basis, reflecting the expected increased contribution of copper and silver production from Media Luna.

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The following table summarizes the Company’s 2024 performance relative to 2024 and 2025 guidance:

Table 3.

In millions of U.S. dollars, unless otherwise noted		2024 Guidance[3,4]	2024 Performance	2025 Guidance[5]
Production
Gold	oz	450,000 to 470,000	452,523	Not Provided
Gold Equivalent[1]	oz AuEq	460,000 to 480,000	461,420	400,000 to 450,000
Total Cash Costs[2]
By-Product basis	$/oz	860 to 910	940	Not Provided
Gold Equivalent basis[1]	$/oz AuEq	900 to 950	972	Not Provided
All-in Sustaining Costs[2]
By-Product basis	$/oz	1,100 to 1,160	1,156	Not Provided
Gold Equivalent basis[1]	$/oz AuEq	1,130 to 1,190	1,183	1,400 to 1,600
Sustaining Capital Expenditures[2]
Sustaining Capital Expenditures	$	50 to 60	61.2	85 to 95
Capitalized Stripping	$	5	1.4	—

Total Sustaining Capital Expenditures	$	55 to 65	62.6	85 to 95
Non-Sustaining Capital Expenditures[2]
Media Luna Project	$	430 to 450	449.0	Not Provided
Media Luna Cluster Drilling/ Other	$	10 to 15	10.6	Not Provided

Total Non-Sustaining Capital Expenditures	$	440 to 465	459.6	90 to 100

1.

Guided gold equivalent (AuEq) production for 2024 includes Au and AuEq values for silver (Ag) and copper (Cu) sold assuming metal prices of $1,900/oz gold, $23/oz silver, and $3.75/lb copper. For the year ended December 31, 2024, refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity. Guided AuEq production for 2025 includes Au and AuEq values for silver (Ag) and copper (Cu) sold assuming metal prices of $2,500/oz gold, $28/oz silver, and $4.30/lb copper.

2.	These measures are non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.
3.	2024 guidance assumes a MXN:USD of 18.0.
4.

2024 guidance was revised to reflect higher guided non-sustaining capital expenditure for the Media Luna Project, as disclosed in the Company’s MD&A dated August 6, 2024 and higher production, as disclosed in the Company’s MD&A dated November 5, 2024.

5.	2025 guidance assumes a MXN:USD of 20.0.

8 Torex Gold Resources Inc. | TSX: TXG

2024 PERFORMANCE AND 2025 OBJECTIVES

The following table summarizes the Company’s performance relative to 2024 objectives and its 2025 objectives:

2024 Performance	2025 Objectives

Environment, Social & Governance (ESG)

Safety – no fatalities, lost-time injury frequency less than 1 Assessment: Four fatalities and a LTIF of 0.61 per million hours worked	Safety – no fatalities, lost-time injury frequency less than 1

Climate – Complete Year 2 workplan on commitment to deliver 10% absolute reduction of GHG emissions by 2030

Assessment: Permit to operate the solar plant was granted by the Mexican energy regulator in Q3, however, commissioning of the solar plant has been delayed to April 2025.

Climate – Complete Year 3 workplan on commitment to deliver 10% absolute reduction of GHG emissions by 2030

ESG – Substantially complete outstanding requirements for compliance with World Gold Council’s Responsible Gold Mining Principles, International Cyanide Management Code and Global Industry Standard for Tailings Management

Assessment: Met target

ESG – Finalize and implement a Morelos water strategy focused on water management and conservation

Environmental protection – zero reportable spills of 1,000 litres or more that report to a natural water body Assessment: Met target	Environmental protection – zero reportable spills of 1,000 litres or more that report to a natural water body

Operations

Production – 400,000 to 450,000 oz of gold produced and 410,000 to 460,000 oz produced on an AuEq basis	Production – 400,000 to 450,000 oz produced on an AuEq basis

Assessment: Surpassed target with 452,523 oz and 461,420 oz AuEq as a result of strong operational performance and the plant tie-in as part of the Media Luna Project rescheduled from the fourth quarter of 2024 to the first quarter of 2025; met revised guidance

Cost Control:	Cost Control:

Total cash costs of $860 to $910 per oz and $900 to $950 per oz on an AuEq basis

Assessment: Above target with total cash costs of $940/oz and $972/oz AuEq given the increase in average realized gold price relative to guidance resulting in increased Mexican profit sharing (year-to-date 2024 impact of $27 per oz) and royalties (year-to-date 2024 impact of $15 per oz), as well as higher consumption of cyanide/metabisulfite within the process plant and a higher allocation of mining costs to operating expenditures due to the acceleration of open pit mining. These cost pressures were partially offset by cost saving initiatives.

Finalize and implement a strategy to realize cost efficiencies through the ramp-up of Media Luna to reduce total costs in 2026 and beyond

All-in sustaining costs of $1,100 to $1,160 per oz and $1,130 to $1,190 per oz on an AuEq basis	All-in sustaining costs of $1,400 to $1,600 per oz on an AuEq basis

Assessment: Met guidance, with all-in sustaining costs of $1,156/oz and $1,183/ oz AuEq as a result of higher total cash costs described above

ELG mine and plant sustaining capital expenditure of $50 to $60 million	Sustaining capital expenditures of $85 to $95 million

Assessment: Marginally higher than target with $61.2 million

ELG capitalized stripping of $5 million

Assessment: Below target with $1.4 million as result of a higher proportion of waste stripping costs that were expected to be capitalized in 2024 which were expensed

Set up for growth

Media Luna non-sustaining capital expenditure of $350 to $400 million, excluding $10 to $15 million of Media Luna Cluster drilling and other costs

Assessment: Above target with $449.0 million as a result of the revised budget project capital expenditures as the project neared completion, primarily due to the stronger Mexican peso and out-of-scope items; met revised guidance

Non-sustaining capital expenditure of $90 to $100 million, including EPO capital expenditures of $30 to $35 million.

Complete internal EPO Preliminary Economic Assessment Assessment: Met target	Complete internal EPO feasibility study and commence construction

Complete Media Luna Cluster drilling program – $15 million of expenditures to execute 39,000 m of drilling; includes $10 million of capital expenditures for infill and expansionary drilling at EPO (24,000 m) and $5 million of expenditures to be expensed for follow up drilling at Media Luna West (12,000 m) and an inaugural drilling program at Todos Santos (3,000 m)

Assessment: Below target, 23,853 m drilled with expenditures of $14.7 million aligned with guidance

Complete Media Luna Cluster drilling program – $26 million of expenditures to execute 66,500 m of drilling; includes $10 million of expenditures for drilling at EPO (27,000 m), $4 million of expenditures for drilling at Media Luna (14,500 m), $5 million of expenditures for drilling at Media Luna West (10,000 m), $6 million of expenditures to be expensed for an inaugural program at Media Luna East (10,000 m) and $2 million carry over from the 2024 drilling program at Todos Santos (5,000 m)

Complete ELG Underground infill and step-out drilling – $12 million in expenditures to execute 54,500 m of drilling Assessment: Below target, 37,792 m drilled and expenditures of $7.9 million	Complete ELG Underground drilling program – $12 million in expenditures to execute 48,000 m of drilling

Continue Morelos Exploration Program – $3 million for near-mine and regional exploration and drilling (3,000 m) across the Morelos Property

Assessment: Below target, 1,252 m drilled and with expenditures of $3.3 million above target

Continue Morelos Exploration Program – $7 million for near-mine and regional exploration and drilling (10,000 m) across the Morelos Property

9 Torex Gold Resources Inc. | TSX: TXG

FINANCIAL RESULTS

Table 4.

		Three Months Ended		Year Ended
In millions of U.S. dollars, unless otherwise noted		Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Revenue		$295.0	282.4	1,115.5	882.6
Gold		$290.1	280.3	1,091.6	869.9
Silver		$1.8	0.9	7.1	4.7
Copper		$3.1	1.2	16.8	8.0
Cost of sales		$153.5	191.6	647.3	600.1
Production costs		$97.8	116.5	424.5	371.5
Royalties		$8.2	8.4	31.2	26.5
Depreciation and amortization		$47.5	66.7	191.6	202.1
Earnings from mine operations		$141.5	90.8	468.2	282.5
General and administrative expenses		$14.3	6.9	47.4	24.4
Exploration and evaluation expenses		$5.1	2.0	11.3	7.1
Other expenses		$1.4	2.1	7.1	6.7
Derivative loss, net		$3.6	31.5	46.1	25.3
Finance income, net		$(0.3)	(2.0)	(3.3)	(10.2)
Foreign exchange loss (gain)		$2.0	(0.3)	8.9	(1.2)
Current income tax expense		$42.9	50.5	149.6	98.0
Deferred income tax expense (recovery)		$12.1	(50.3)	66.5	(72.0)
Net income		$60.4	50.4	134.6	204.4
Per share – Basic	$/share	0.70	0.59	1.57	2.38
Per share – Diluted	$/share	0.69	0.58	1.55	2.34
Adjusted net earnings[1]		$70.6	49.1	224.4	148.4
Per share – Basic[1]	$/share	0.82	0.57	2.61	1.73
Per share – Diluted[1]	$/share	0.81	0.57	2.58	1.72
Cost of sales	$/oz	1,413	1,380	1,420	1,349
Total cash costs[1]	$/oz	902	885	940	866
All-in sustaining costs[1]	$/oz	1,085	1,073	1,156	1,200
Average realized gold price[1]	$/oz	2,487	1,995	2,254	1,952

1.	These measures are non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

2024 FINANCIAL RESULTS AND FOURTH QUARTER 2024 FINANCIAL RESULTS

Revenue totalled $1,115.5 million (Q4 2024 - $295.0 million)

Revenue for the year ended December 31, 2024 increased 26% relative to the prior year, primarily due to a 23% higher average market gold price and a 3% increase in gold ounces sold. Revenue excludes the realized impact on gold forward contracts, which is included in the average realized gold price1. The average realized gold price for the year ended December 31, 2024 includes a realized loss of $64.1 million ($141 per oz) on gold forward contracts compared to a loss of $1.9 million ($4 per oz) for the year ended December 31, 2023. The 3% increase in gold ounces sold primarily resulted from the timing of pours, coupled with an increase in the average gold recovery and a higher average gold grade of ore processed.

[1]	Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

10 Torex Gold Resources Inc. | TSX: TXG

Revenue in the fourth quarter of 2024 increased 4% relative to the fourth quarter of 2023, primarily due to a 35% higher average market gold price, partially offset by a 22% decrease in gold ounces sold. Revenue excludes the realized impact on gold forward contracts, which is included in the average realized gold price. The average realized gold price in the fourth quarter of 2024 includes a realized loss of $19.9 million ($183 per oz) on gold forward contracts compared to a loss of $3.4 million ($24 per oz) in the fourth quarter of 2023. The 22% decrease in gold ounces sold primarily resulted from a 25% decrease in gold produced, primarily due to the temporary suspension in December and a lower average gold grade of ore processed, partially offset by an increase in the average gold recovery.

Cost of sales was $647.3 million or $1,420 per oz sold (Q4 2024 - $153.5 million or $1,413 per oz sold)

Cost of sales was higher for the year ended December 31, 2024 compared to the prior year by $47.2 million or 8% and was 5% higher on a per oz basis. Production costs were 14% higher than the prior year primarily due to the 3% increase in gold ounces sold, higher cyanide and other reagent costs as a result of increased consumption, lower capitalized stripping (resulting in higher costs expensed) as the El Limón open pit layback was completed in the third quarter of 2023, and a higher Mexican profit sharing expense primarily as a result of higher average realized gold prices. Royalties, representing 2.5% of proceeds from all metal sales and an additional 0.5% of proceeds from gold and silver sales, were higher than the prior year due to a higher average realized gold price and an increase in ounces sold. Depreciation and amortization expense was 5% lower than the prior year on a total basis and 7% lower on a per oz sold basis. The decrease in depreciation and amortization expense was primarily due to an increase to the units-of-production depreciation base. For 2025, depreciation and amortization expense is expected to range between $180 to $210 million.

Cost of sales was lower in the fourth quarter of 2024 compared to the fourth quarter of 2023 by $38.1 million or 20% and 2% higher on a per oz basis. Production costs in the fourth quarter of 2024 were 16% lower than the fourth quarter of 2023 primarily due to the 22% decrease in gold ounces sold, a decrease in processing costs largely due to lower electricity consumption during the temporary suspension, lower maintenance costs due to the timing of maintenance activities, and a decrease in cyanide costs due to a decrease in the unit cost consumption, lower underground mining costs primarily due to lower haulage due to the optimization of equipment and usage of long-hole drilling, and a lower Mexican profit sharing expense in the fourth quarter of 2024. Royalties were lower than the fourth quarter of 2023 due to a decrease in ounces sold, partially offset by a higher average realized gold price. Depreciation and amortization expense was 29% lower than the fourth quarter of 2023 on a total basis and 9% lower on a per oz sold basis primarily. The decrease in depreciation and amortization expense was primarily due to a decrease in gold ounces sold, coupled with an increase to the units-of-production depreciation base.

Total Cash Costs1 were $940 per oz sold (Q4 2024 - $902 per oz sold)

Total cash costs for the year ended December 31, 2024 increased relative to the comparative period in 2023, primarily due to higher production costs and less costs capitalized to stripping as described above, partially offset by the 3% increase in gold ounces sold.

Total cash costs in the fourth quarter of 2024 increased relative to the comparative period in 2023, primarily due to the 22% decrease in gold ounces sold, partially offset by lower production costs as described above.

All-in Sustaining Costs2 were $1,156 per oz sold (Q4 2024 - $1,085 per oz sold)

The decrease in all-in sustaining costs relative to the prior year was primarily due to lower planned sustaining capital expenditures and lower stripping activities, partially offset by higher total cash costs per oz of gold sold. Capitalized stripping in the prior year was $49.0 million primarily due to higher waste tonnes mined related to the layback to extend the life of the El Limón pit, with only the El Limón Sur pit remaining to be mined through the first half of 2025.

The increase in all-in sustaining costs relative to the fourth quarter of 2023 was primarily due to higher total cash costs per oz of gold sold, partially offset by lower planned sustaining capital expenditures.

[1]	Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

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General and administrative expenses of $47.4 million (Q4 2024 - $14.3 million)

General and administrative expenses primarily comprise corporate office employee and director costs, share-based compensation, and professional fee costs. Excluding the remeasurement of share-based payments (loss of $15.7 million for the year ended December 31, 2024 and gain of $1.8 million for the year ended December 31, 2023), general and administrative expenses would have been $5.5 million higher compared to the prior year, primarily due to higher share-based compensation expensing, partially offset by lower consulting and other professional fees.

Excluding the remeasurement of share-based payments (loss of $6.8 million in the fourth quarter of 2024 and gain of $0.5 million in the fourth quarter of 2023), general and administrative expenses would have been $0.1 million higher than the fourth quarter of 2023, primarily due to higher employee costs, including higher share-based compensation expensing, and higher consulting and other professional fees and the timing of expenditures.

Other expenses of $7.1 million (Q4 2024 - $1.4 million)

Other expenses comprise expenditures related to an upgrade and consolidation of the Company’s enterprise resource planning system to support the integration of the Media Luna Project into the operations and broader optimization opportunities and training expenditures related to the Media Luna Project, which were required to be expensed for accounting purposes. Other expenses for the year ended December 31, 2024 were $7.1 million, compared to $6.7 million for the year ended December 31, 2023.

Other expenses in the fourth quarter of 2024 were $1.4 million, compared to $2.1 million in the fourth quarter of 2023.

Derivative loss, net, of $46.1 million (Q4 2024 - $3.6 million loss)

To mitigate price uncertainty during the development of the Media Luna Project the Company entered into gold forward contracts to hedge against changes in gold prices until December 2024. These contracts expired in December 2024 and as of December 31, 2024, the Company has no further outstanding gold forward contracts. In January 2025, given attractive prices, the Company purchased gold put options to sell 155,000 oz of gold between January 2025 and December 2025 at a strike price of $2,500 per oz. These options provide full upside exposure to the gold price while providing a floor of $2,500 per oz.

To manage the foreign currency risk during the development of the Media Luna Project, the Company entered into a series of zero-cost collars whereby it sold a series of call option contracts and purchased a series of put option contracts for a $nil cash premium to hedge against changes in foreign exchange rates of the Mexican peso. As at December 31, 2024, the Company has no further outstanding foreign exchange collars specific to the development of the Media Luna Project. In addition, to manage the foreign currency risk related to operating expenditures in 2025, the Company entered into additional zero-cost collars during the year ended December 31, 2024. As at December 31, 2024, the remaining MXN/USD foreign exchange collar contracts to settle a notional value of $100.0 million between January 2025 and December 2025 have a weighted average put strike (floor) rate of 19.70:1 and a weighted average call strike (ceiling) rate of 21.63:1.

To manage the foreign currency risk on operating expenditures in 2025, the Company entered into foreign exchange forward contracts to hedge against changes in foreign exchange rates of the Mexican peso. As at December 31, 2024, the MXN/USD foreign exchange forwards are for the purchase of MXN 924.3 million for $44.0 million between January 2025 and December 2025 at a weighted average MXN/USD foreign exchange rate of 21.01:1.

The Company’s gold and foreign exchange derivatives have not been designated as hedges; therefore, movements in the fair value of the derivatives are recognized in net income each period.

For the year ended December 31, 2024, the Company recognized a net loss of $41.9 million as a result of the 158,000 oz of gold forwards that settled at a weighted average price of $1,972 per oz, which on average was lower than the gold spot prices at the time of settlement, compared to the net derivative loss of $27.5 million for the year ended December 31, 2023.

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For the year ended December 31, 2024, the Company recognized a net loss of $4.2 million on foreign exchange collars and forwards, primarily due to the appreciation of the MXN/USD forward exchange rates. The Company realized a gain of $1.3 million on the $59.6 million of foreign exchange collars that settled at a weighted average MXN/USD foreign exchange rate of 18.05:1, which on average was favourable to the spot rate at the time of settlement, compared to the $0.3 million realized derivative gain for the year ended December 31, 2023. The remaining foreign exchange collars of $37.1 million expired for the year ended December 31, 2024 unexercised as the spot rate was favourable at the time of expiry.

In the fourth quarter of 2024, the Company recognized a net loss of $0.7 million as a result of the 27,000 oz of gold forwards that settled at a weighted average price of $1,939 per oz, which on average was lower than the gold spot prices at the time of settlement, compared to the net loss of $33.7 million in the fourth quarter of 2023.

In the fourth quarter of 2024, the Company recognized a net loss of $2.9 million on foreign exchange collars and forwards, primarily due to the appreciation of the MXN/USD forward exchange rates. The Company realized a loss of $0.1 million on the $12.0 million of foreign exchange collars that settled at a weighted average MXN/USD foreign exchange rate of 20.00:1, which on average was unfavourable to the spot rate at the time of settlement, compared to the $0.3 million realized derivative gain in the fourth quarter of 2023. The remaining foreign exchange collars of $3.3 million expired in the fourth quarter of 2024 unexercised as the spot rate was favourable at the time of expiry.

Finance income, net, of $3.3 million (Q4 2024 - $0.3 million income)

The decrease in finance income, net, for the year ended December 31, 2024 and in the fourth quarter of 2024 relative to the comparative periods in 2023 was primarily related to lower interest income earned as a result of lower cash on hand. Majority of the Company’s interest expensed was capitalized in 2024 through the development of the Media Luna Project. Capitalization of interest is expected on Media Luna is expected to cease once reaching commercial production in 2025.

Foreign exchange loss of $8.9 million (Q4 2024 - $2.0 million loss)

The foreign exchange loss for the year ended December 31, 2024 and in the fourth quarter of 2024 was primarily due to the depreciation of the Mexican peso by 20.0% and 3.3%, respectively, to 20.3:1 as at December 31, 2024 compared to 16.9:1 as at December 31, 2023 and 19.6:1 as at September 30, 2024.

Current income and mining tax expense of $149.6 million (Q4 2024 - $42.9 million expense)

The increase in current income and mining tax expense compared to the year ended December 31, 2023 was primarily due to an increase in earnings from mine operations, a lower deduction for the payment of the 7.5% Mexican mining royalty, a lower recovery from the derecognition of a provision for an uncertain tax position of $12.1 million in the first quarter of 2024 compared to $15.2 million in the prior year and a lower deduction for the payment of the site-based employee profit sharing program for 2023 in the second quarter of 2024 compared to the prior year, partially offset by foreign exchange and the tax effect of the currency translation of the tax liability due to the 20.0% depreciation of the Mexican peso for the year ended December 31, 2024 compared to the 12.7% appreciation in the prior year.

The decrease in current income and mining tax expense compared to the fourth quarter of 2023 was primarily due to foreign exchange and the tax effect of the currency translation of the tax liability due to the 3.3% depreciation of the Mexican peso at the end of the fourth quarter of 2024 compared to the 4.1% appreciation in the prior year, partially offset by an increase in earnings from mine operations.

Deferred income tax expense of $66.5 million (Q4 2024 - $12.1 million expense)

The increase in deferred income tax expense compared to the recovery for the year ended December 31, 2023 and the recovery in the fourth quarter of 2023 was primarily driven by the tax effect of currency translation on the tax base as a result of a depreciation of the Mexican peso compared to the prior year, partially offset by higher

13 Torex Gold Resources Inc. | TSX: TXG

depreciation for accounting than for tax purposes, which on a net basis decreased the difference between the book value and tax value of the assets in the determination of deferred tax.

As at December 31, 2024, the closing value of property, plant and equipment for tax purposes was $34.5 billion Mexican pesos and the closing value of inventory for tax purposes was $2.2 billion Mexican pesos. For the year ended December 31, 2024, the 20.0% depreciation of the Mexican peso relative to the U.S. dollar resulted in a deferred tax expense of $96.0 million.

Net income of $134.6 million (Q4 2024 - $60.4 million income)

Net income for the year ended December 31, 2024 was $134.6 million compared to net income of $204.4 million for the year ended December 31, 2023. The decrease in net income was primarily due to a higher net income tax expense (including the increase in deferred tax expense as a result of the depreciation of the Mexican peso), a higher net derivative loss on contracts of gold forwards and foreign exchange collars and forwards, higher production costs, higher general and administrative expenses and lower interest income, partially offset by a higher average realized gold price and the 3% increase in gold ounces sold.

Net income for the quarter was $60.4 million compared to net income of $50.4 million in the fourth quarter of 2023. The increase in net income was primarily due to a lower net derivative loss on contracts of gold forwards and foreign exchange collars and forwards, lower production costs, a higher average realized gold price, partially offset by the 22% decrease in gold ounces sold, a higher net income tax expense and higher general and administrative expense.

14 Torex Gold Resources Inc. | TSX: TXG

RESULTS OF OPERATIONS

The following table summarizes the mining activities for the Company’s Morelos Complex:

Table 5.

		Three Months Ended			Year Ended
		Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Mining[1]
Total ELG Open Pits
Ore tonnes mined	kt	852	1,539	1,785	4,982	4,371
Waste tonnes mined	kt	1,548	4,299	7,841	20,906	37,533
Total tonnes mined	kt	2,400	5,838	9,626	25,888	41,904
Ore tonnes mined per day	tpd	9,256	16,731	19,404	13,611	11,976
Waste tonnes mined per day	tpd	16,830	46,727	85,224	57,120	102,830
Strip ratio	w:o	1.8	2.8	4.4	4.2	8.6
Average gold grade of ore mined	gpt	2.89	2.72	2.66	2.72	2.82
ELG Underground
Ore tonnes mined	kt	207	196	212	765	756
Ore tonnes mined per day	tpd	2,248	2,127	2,300	2,092	2,070
Average gold grade of ore mined	gpt	4.94	4.92	5.32	4.87	5.13
ELG Open Pits and Underground
Ore tonnes mined	kt	1,058	1,735	1,997	5,747	5,127
Ore tonnes mined per day	tpd	11,504	18,858	21,704	15,703	14,046
Average gold grade of ore mined	gpt	3.29	2.97	2.94	3.01	3.16
Media Luna Underground
Ore tonnes mined	kt	100	72	—	220	—
Processing[1]
Total tonnes processed	kt	1,094	1,186	1,218	4,676	4,810
Average plant throughput	tpd	11,894	12,889	13,236	12,777	13,178
Average gold recovery	%	90.5	90.7	89.5	90.6	88.6
Average gold grade of ore processed	gpt	3.32	3.47	4.03	3.32	3.29
Gold produced	oz	103,795	119,412	137,993	452,523	453,778
Gold sold	oz	108,647	122,130	138,794	455,932	444,750
Gold equivalent produced[2]	oz AuEq	105,305	122,525	139,394	461,420	459,380
Gold equivalent sold[2]	oz AuEq	110,419	125,414	139,828	465,829	451,220

1.	Rounding may result in apparent summation differences.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

Mining

A total of 1,058 kt of ore were mined in the fourth quarter of 2024, including 852 kt from the ELG open pits and 207 kt from ELG Underground. Average waste to ore strip ratio (“strip ratio”) in the open pits was 1.8:1. Excluding 67 kt of long-term, low-grade ore, the average gold grade of ore mined was 3.44 gpt. Mining at the El Limón pit was completed in the fourth quarter of 2024, with only the El Limón Sur pit remaining to be mined through the first half of 2025.

15 Torex Gold Resources Inc. | TSX: TXG

In the fourth quarter of 2023, 1,997 kt of ore were mined, including 1,785 kt from the ELG open pits and 212 kt from ELG Underground, with an average strip ratio in the open pits of 4.4:1. Excluding 280 kt of long-term, low-grade ore, the average gold grade of ore mined was 3.25 gpt.

A total of 5,747 kt of ore were mined in 2024, including 4,982 kt from the ELG open pits and 765 kt from ELG Underground. Average strip ratio in the open pits was 4.2:1. Excluding 710 kt of long-term, low-grade ore, the average gold grade of ore mined was 3.28 gpt.

In 2023, a total of 5,127 kt of ore were mined, including 4,371 kt from the ELG open pits and 756 kt from ELG Underground. Average strip ratio in the open pits was 8.6:1. Excluding 792 kt of long-term, low-grade ore, the average gold grade of ore mined was 3.56 gpt.

Mining rates from ELG Underground averaged 2,092 tpd during 2024, outpacing the prior annual record of 2,070 tpd set in 2023 and higher than the Company’s target of 2,000 tpd. Mining rates at ELG Underground are expected to average more than 2,800 tpd during 2025 given the plan to leverage long-hole open stoping within steeper zones of the underground mine.

As at December 31, 2024, there were 6.0 mt of ore in stockpiles at an average gold grade of 1.17 gpt. Excluding 3.7 mt of long-term, low-grade stockpiles at an average gold grade of 0.98 gpt, the remaining 2.3 mt of ore in stockpiles are at an average gold grade of 1.49 gpt.

Plant Performance

Plant throughput in the fourth quarter of 2024 achieved an average rate of 11,894 tpd, lower than the preceding quarter of 12,889 tpd, impacted by a Ball Mill motor replacement in late November and the temporary suspension of all mining activities as a result of the fatal incident in the ELG Underground mine on December 5th, resulting in an average for 2024 of 12,777 tpd, lower than the previous year rate of 13,178 tpd. The average gold recovery for the quarter was 90.5%, lower than the recovery of 90.7% in the previous quarter, resulting in an average gold recovery for 2024 of 90.6%, higher than the previous year of 88.6%, achieving a new annual record. In the fourth quarter of 2024, the Company incurred $9.8 million in cyanide costs at a consumption rate of 3.80 kilograms per tonne milled, compared to $12.7 million in the third quarter of 2024 at a consumption rate of 4.45 kilograms per tonne milled, reflecting lower consumption due to a decrease of copper and iron sulfides in mill ore feed and lower milling rates, resulting in a year-to-date cyanide consumption of 3.66 kilogram per tonne milled, higher than the previous year consumption rate of 2.58 kilograms per tonne milled.

Gold Production and Sales

In the fourth quarter of 2024, 103,795 oz of gold were produced and 108,647 oz of gold were sold. Production in the fourth quarter of 2024 decreased relative to the comparative period in the prior year primarily due to the temporary suspension in December, lower ore tonnes mined and a lower average gold grade of ore processed, partially offset by an increase in the average gold recovery.

In 2024, 452,523 oz of gold were produced and 455,932 oz were sold compared to 453,778 oz produced and 444,750 oz sold in 2023. The difference between gold sold versus produced was due to the timing of pours at year-end.

ENVIRONMENT, SOCIAL & GOVERNANCE

Safety

Torex has worked hard to set the standard in the mining industry on safety, and in October 2024, was recognized with the ‘Silver Hard Hat’ award from the Mexican Mining Chamber (CAMIMEX) in the Open Pit Mining category (over 500 employees) for the strong safety record at ELG in 2023. However, tragically, on December 5th, 2024, a fatal carbon monoxide gas exposure occurred, which claimed the lives of two employees and one contractor worker at the ELG Underground. The exposure was an isolated incident in an area of the mine that was being prepared for ventilation following a stope blast. Two experienced individuals went into a restricted area where

16 Torex Gold Resources Inc. | TSX: TXG

carbon monoxide was present, and in an effort to rescue their colleagues who suffered exposure, two other individuals entered the area. Three of the individuals passed away as a result, while the fourth was transported to a local hospital and recovered. In the wake of the tragedy, all operational and project activities at the Morelos Property were suspended for just over a week to allow for inspections by the relevant agencies. The Company also initiated its own internal investigation to determine how, despite multiple levels of safety controls, such an exposure could have taken place, and to prevent a similar incident from ever occurring.

There were two lost-time injuries (“LTIs”) at the Media Luna Project in the fourth quarter of 2024. One occurred in November when a scaffolder fell from a walkway under construction. The contractor worker was wearing fall arrest equipment but did not have it connected to an anchorage point at the time of the incident and suffered a fractured clavicle. The second occurred in December when a contractor worker was carrying out work associated with installation of the Guajes Tunnel conveyor belt and the belt pulling system failed, resulting in a tripod falling and hitting the worker. In both cases, the Company’s incident management system was activated and corrective actions applied.

As at December 31, 2024, the Company’s lost-time injury frequency (“LTIF”) was 0.61 and its total recordable injury frequency (“TRIF”) was 1.48. Both rates include employees and contractors and are calculated per million hours worked on a rolling 12-month basis.

Lost-Time Injury Frequency and Total Recordable Injury Frequency Per Million Hours Worked on a Rolling 12-Month Basis: December 2021 – December 2024

Environment

There were no reportable spills or environmental incidents during the fourth quarter of 2024 and there are currently no material claims, demands, or legal proceedings against the Company related to environmental matters. As such, the Company achieved its 2024 objective of zero reportable spills of 1,000 litres or more that report to a natural water body.

With approval granted in the third quarter of 2024 from the Mexican energy regulator (CRE) to generate electricity from its planned solar plant, construction progressed in the fourth quarter with a view to commissioning the new facility in April 2025. The solar plant is a significant component of the Company’s climate change strategy to achieve a 10% absolute reduction in greenhouse gas (GHG) emissions by 2030. As at December 31, 2024 the project was 45% complete.

Community Relations

During the fourth quarter of 2024, positive and productive relationships were maintained with local communities. The Company continued to implement unique community development agreements (known locally as CODECOPs) with 11 communities that are in close proximity to the Morelos Complex, with most of the projects

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substantially complete as at the end of the quarter. The CODECOPs define community investment projects to be delivered in partnership with local communities, as defined by local CODECOP committees. Projects associated with the 2024 CODECOPs include community infrastructure, water, education and health initiatives.

In November 2024, a Temporary Occupation Agreement (“TOA”) was signed between the community of Mexcala and the Company, which grants full access for exploration activities at Media Luna East over a 1,500-hectare area. A total of 325 Comuneros were present at the assembly to approve the initiative with 100% of those present voting in favour of the new agreement.

DEVELOPMENT ACTIVITIES

Media Luna Project Update

Following completion of the Media Luna Feasibility Study and receipt of project approval by the Board of Directors, the Company commenced the execution phase of the Media Luna Project on April 1, 2022. As at the end of December, Media Luna was 94% complete with engineering concluded, procurement substantially complete, underground development tracking well ahead of schedule, and surface construction advancing per plan. The tie-ins at the processing plant are on track to commence towards the end of February, with all major deliveries required to support the tie-in period now on site. In the fourth quarter of 2024, teams were able to take advantage of a planned maintenance period at the process plant and conducted initial synchronization and testing of the variable frequency drives for the ball mill, which we expect will streamline and de-risk the installation process and support efficient commissioning in March.

During the fourth quarter of 2024, $100.5 million was spent on Media Luna, bringing the total annual spend to $449.0 million, within the revised guidance range of $430.0 to $450.0 million. Expenditures in the first quarter of 2025 are expected to be lower than the quarterly spend in 2024 as the project winds down, first copper concentrate production begins, and commercial production is declared shortly thereafter.

As a result of the previously announced rescheduling of the processing plant tie-ins to February (originally November 2024), the pre-commercial period has been extended by approximately three months. As per full-year guidance, the Company is expected to invest approximately $60.0 million of non-sustaining capital expenditures in 2025 at Media Luna primarily during the pre-commercial period. Of this amount, approximately half is related to underground development, which would have otherwise been categorized as sustaining in nature under the original November 2024 tie-in schedule. This expenditure includes accelerated underground development with a view to achieving steady-state mining rates six months ahead of the schedule set out in the Technical Report. The remainder of the forecast non-sustaining expenditures at Media Luna in 2025 primarily relate to finalization of surface construction activities, including the plant tie-in and paste plant construction.

Project Completion

As at year end, overall development of Media Luna was 94% complete, up from 87% at the start of the quarter. Engineering was concluded in the third quarter of 2024, with teams continuing to support in the field as necessary to address any installation issues. Procurement is substantially complete at 99% and underground and surface development/construction are advancing, with completion levels at 90% and 85%, respectively. The largest outstanding item in the category of surface construction is the paste plant, which is on schedule for construction completion and commissioning early in the second quarter of 2025.

Progress on the project was halted by the eight-day temporary suspension of activities at Morelos in early December; as a result, the start of the four-week tie-in of the copper (“Cu”) and iron sulphide (“FeS”) flotation circuits as well as the modifications to the processing plant has shifted from early to late February. First concentrate production is expected at the end of the first quarter of 2025, and the declaration of commercial production shortly thereafter.

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Procurement

With procurement for the project 99% complete as of the end of the fourth quarter of 2024, only minor deliveries remain outstanding, including automated valves, instrumentation, and some underground pipe for the paste plant distribution system. All major deliveries to support the start-up of Media Luna operations are now on site.

Notable orders completed during the fourth quarter of 2024 included the remaining electrical houses (“e-houses”) for the processing plant, the backup generator for the 230 kV switchyard, slurry pumps, and carbon steel pipe.

Underground Development and Construction

Steady progress continued underground at Media Luna, with 90% of project construction and development achieved as at year end. Definition drilling for the stopes planned to be taken in the 2024 mine plan were completed well ahead of schedule, most of the drilling in the 2025 mine plan is now complete, and definition drilling for the 2026 mine plan has commenced. The Company is targeting to have one year of stope inventory on hand going forward.

Underground development rates continue to track ahead of plan, with monthly lateral development rates averaging 1,300 metres since July relative to the original budget of 1,200 metres, excluding the impact of the temporary suspension of activities at Morelos in December. With the significant progress made to date on both definition drilling and underground development, the Company now expects mining rates at Media Luna to achieve the designed rate of 7,500 tonnes per day by mid-2026, six months ahead of the schedule set out in the Technical Report.

Construction and commissioning of rock breaker #1 is now complete (Figure 1). Installation of the fire suppression system for the Guajes conveyor commenced, as did installation of the 15 kV electrical cables along the length of the tunnel. Teams also completed the installation of the first vertical pipe for the tailings line and have commenced work on the backup second line, all with a view to derisking paste plant commissioning.

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Figure 1: Rock breaker #1 and the grizzly chute have been installed and commissioned.

Surface Construction

Surface construction is now 85% complete, up from 70% at the start of the quarter. On the north side of the Balsas River, the switchgear and transformers for all three e-houses required for the flotation circuit were energized during the quarter. Importantly, initial synchronization and testing of the variable frequency drives for the ball mill were completed during December, with a view to derisking commissioning in February (Figure 2). At the flotation circuit, flotation cell gear reducers were installed, agitator shafts were aligned, and compressors for dart valves are now in operation to allow for water testing of the primary flotation cells. Concrete has been poured on the truck scale at the Cu loadout area and construction of the Cu storage facility is progressing well with the roof system, tripper, and transfer conveyors in place. Vertical grinding mills have been constructed and are ready for final vendor inspection.

Installation of power infrastructure is now substantially complete, with the low voltage 115 kV system fully energized and operational, and the transmission line between the 230 kV switchyard and substation completed in the quarter (Figure 3). At the switchyard, crews continued to pull cable in the duct banks and trenches and installed battery banks. Additionally, the transformer for the underground control room has now been energized.

On the south side of the Balsas River, construction of the paste plant is advancing well. The elevated floor slab at the filter level has been poured allowing for preparation for the assembly of the main filter presses, and assembly and welding continues on the exterior tanks. Electrical panels are being mounted in the e-house. Steel erection sits at 66% complete, with 1,336 tonnes out of 2,020 tonnes installed (Figure 4).

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Figure 2: Pre-commissioning of the ball mill’s variable frequency drives took place in December in order to mitigate potential risks during the tie-in period in February.

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Figure 3: Transmission lines between the 230 kV switchyard (pictured below) and substation were connected in the quarter.

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Figure 4: Work progressed on the paste plant during the quarter, including continued erection of the binder silo, thickener, and building steel.

Operational Readiness

In parallel with development and construction activities, the surface and underground operational readiness plan continues to progress. The operational readiness team continues to develop and advance Standard Operating and Maintenance procedures for the new assets and is tracking to plan at over 77% complete. Central to the operational readiness plan is the workforce transition, with a view to ensuring the labour and staff personnel required to operate Media Luna and the modified process plant are in place and trained as appropriate. At the end of 2024, 83% of the total planned workforce at Media Luna was in place, which involved the recruitment of 136 people and transfer of 197 employees over the course of the year. The work ahead is to finalize the workforce transition through local, regional, and national recruitment and continued transfer of employees from the open pit operations to the Media Luna underground mine.

Negotiations with the various haulage companies for Cu concentrate transport to port distribution facilities are complete and contracts executed. The Company is also in the final stages of executing contracts for the sale of Cu concentrate to a mix of traders and smelters. Metal payables are in line with that which was incorporated into the most recent Technical Report dated effective March 16, 2022 and filed on March 31, 2022 (“Technical Report”).

Project Execution Plan

Based on progress made to date and a detailed review of both the surface and underground schedules completed late in the quarter, modest updates have been made to the overall project schedule after incorporating the impact of the temporary suspension of activities at Morelos in early December (Figure 5).

More detail on the Media Luna Project, including the Feasibility Study results, can be found in the Technical Report.

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Figure 5: Project execution plan for the Media Luna Project.

EPO Underground

As announced in September 2024, development of EPO is anticipated to commence in mid-2025 with first ore production expected in late 2026. Development is expected to be capital efficient as the underground mine will be able to leverage the investment made in infrastructure as part of the Media Luna Project, including the Guajes Tunnel and conveyor, ore handling system, process plant upgrades, paste plant, as well as power and water infrastructure.

Underground mining rates at EPO are expected to average 1,680 tpd on an annualized basis between 2027 and 2035, based on the inaugural reserve of 781 koz AuEq1, with the option to increase capacity up to 2,300 tpd through additional incremental investment.

Based on the internal pre-feasibility study, upfront development costs at EPO are estimated at $81.5 million including $16.0 million of contingency. Direct costs of $52.0 million include $26.2 million of upfront underground development and construction. During 2025, the Company plans to invest $30.0 to $35.0 million in the development of EPO which includes costs related to completing an internal feasibility study as well as $5.0 million for an underground exploration decline, which were not included in the pre-feasibility study estimate.

During 2024, $0.6 million of non-sustaining capital expenditures were incurred for progressing the internal EPO feasibility study.

Total sustaining capital expenditures over the life of EPO are forecast at $65.7 million, which does not yet consider any future resource definition drilling to upgrade additional resources to reserves and development required to access potential future reserve additions.

As EPO will leverage existing infrastructure and falls within the environmental footprint of the Morelos Complex, permitting requirements are expected to be minimal. Amendments to existing environmental approvals are expected to occur over the next several quarters and are not expected to impact development activities. Permitted power capacity and access to water are more than sufficient to support the planned operation of EPO.

[1]

For more information on EPO Underground mineral reserves, see table 25 of this MD&A and the Company’s news release titled “Torex Gold Integrates EPO Deposit Into Morelos Mine Plan” issued on September 4, 2024, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

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EXPLORATION AND DRILLING ACTIVITIES

During the fourth quarter of 2024, the annual diamond drilling programs at ELG Underground and the Media Luna Cluster were successfully completed. These programs represent critical components of the Company’s multi-year exploration strategy, as previously disclosed1.

In addition, drilling commenced at El Naranjo and Todos Santos, with initial holes drilled to validate key mineralization controls. Furthermore, the top two targets at Atzcala have been delineated, underscoring their potential to be expedited and progressed through the Company’s exploration pipeline and justifying the decision to allocate a dedicated budget for drilling in 2025.

The Company invested $25.9 million in exploration versus a 2024 budget of $30.0 million, drilling a total of 62,897 m in 2024, with the purpose of increasing the overall resource and reserve base of the Morelos Property. Actual expenditures in 2024 were lower than budgeted due to a delay in commencing the drilling program activities as a result of the change in the primary drilling contractor at the beginning of the year. An additional $45.0 million of investment in exploration and drilling is planned in 2025.

Table 6.

In millions of U.S. dollars	Guided 2025 Expenditure	Total 2024 Expenditure	Guided 2024 Expenditure	Total 2023 Expenditure
ELG Underground:
ELG infill and step-out drilling - capitalized[1]	$11.0	5.3	6.0	5.7
ELG near mine program - expensed[2]	$1.0	2.6	6.0	4.8
Media Luna Cluster:
Media Luna Cluster drilling - capitalized[3]	$8.0	10.1	10.0	16.0
Media Luna Cluster drilling - expensed[2]	$18.0	4.6	5.0	—
Near-mine and regional exploration and drilling - expensed[2]	$7.0	3.3	3.0	2.3

Total[4]	$45.0	25.9	30.0	28.8

1.	Included in sustaining capital.
2.	Included in exploration and evaluation expenses as reported on the Consolidated Statements of Operations and Comprehensive Income.
3.

Included in non-sustaining capital for the years ended December 31, 2024 and 2023. For the year ended December 31, 2025, EPO drilling is included in non-sustaining capital and Media Luna drilling is included in sustaining capital.

4.	Excludes definition and grade control drilling costs.

ELG Infill and Step-Out Drilling

The 2024 ELG Underground drilling program was aligned with the Company’s exploration strategy and focused on reserve definition, resource delineation, and advanced exploration, targeting extensions of high-grade mineralization along the El Limón Sur, El Limón Deep, El Limón West, and Sub-Sill trends.

At ELG Underground, a total of 8,350 m in 35 drill holes were drilled in the fourth quarter of 2024, with a total of 37,792 m drilled in 2024. Assay results up to October 2024 were reported in the press release issued on December 2, 20242.

Drilling along the El Limón Sur trend was conducted in the northern, central and southern zones, focused on recategorizing inferred resources to indicated resources at the northern and central zones and exploring the continuity to the south of the high-grade structure that characterize the southern ore shoot. In the fourth quarter of 2024, 14 holes totalling 2,520 m were completed in the central zone, and two drill holes totalling 633 m were completed in the northern zone. In the southern zone, one drill hole totalling 351 m was drilled 60 m south of the current resources. The majority of the holes intercepted favorable alteration.

Resource delineation work is being undertaken along the Sub-Sill trend totalling 2,654 m in 12 drill holes. The focus was in the Sub-Sill Extension area in the central part of the trend in which seven drill holes totalling 1,478 m

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were completed in the fourth quarter of 2024, with the objective to recategorize and extend inferred resources between the 550 m and 650 m above sea level, approximately 100 m below the current operation depth. In addition, three holes totalling 444 m were completed in the northern zone to recategorize inferred resources to the indicated category and, two holes totalling 732 m, were drilled underneath the southern ore shoot to investigate the continuity of what in the central zone is interpreted to be the feeders of the Sub-Sill deposit mineralization. Several of the holes intercepted favorable alteration.

Furthermore, six holes totalling 2,192 m were drilled at the southern extension of the El Limón West trend, including four holes totalling 1,070 m focused on recategorizing inferred resources and confirming continuity of the mineralization to define new inferred resources and, two drill holes totalling 1,122 m to explore the continuity of the alteration and mineralization down to the 400 m elevation above sea level, approximately 150 m to 200 m below the existing drill holes. The continuity of the alteration system has been confirmed below the 400 m elevation above sea level.

No drilling was undertaken at the El Limón Deep trend during the fourth quarter of 2024. Drilling undertaken in the previous quarter focused on the recategorization of existing inferred resources to the indicated category and adding new high-grade inferred resources in the southwest plunging zone. Drilling results in 2024 have been successful, with multiple intercepts confirming the plunge of mineralization to the southwest and potential for new indicated and inferred resources.

Media Luna Cluster Drilling

In the fourth quarter of 2024, a total of 7,652 m were drilled in the Media Luna Cluster, with a cumulative total of 23,853 m drilled in 2024. The exploration strategy for the area is focused on extending the production profile by unlocking the full potential of the cluster.

At EPO, four drilling rigs are dedicated to the exploration program aimed at expanding resources to the north of the deposit and upgrading inferred resources to indicated resources in the southern zone. During the fourth quarter of 2024, a total of 5,936 m were drilled, with a total of 15,796 m drilled in 2024. 11 drill holes were completed in the south zone, intercepting mineralization with potential to expand indicated resources in that direction. Highlights include drill hole ML24-1035D, which intercepted 5.70 gpt AuEq3,4 over 7.5 m from 477.84 m to 485.36 m, and ML24-1037DA, with 5.12 gpt AuEq3,4 over 9.7 m from 496.31 m to 506.00 m. At the northern extension of EPO, 12 follow-up drill holes were completed, confirming the expansion of mineralization to the north and defining a northwest corridor with at least 100 m of vertical continuity. The potential to expand resources to the north will be evaluated in the 2024 year-end mineral resource update.

At Media Luna West, the advanced exploration program for 2024 progressed with one rig. During the fourth quarter of 2024, 1,682 m were drilled (three holes), with a total of 8,023 m drilled in 2024 (11 holes). During the fourth quarter of 2024, drilling along east-west sections confirmed the geological-structural model, with north-south-oriented faults that define structural blocks with continuous mineralization across different elevations. At the central block at the 500 m elevation, seven drill holes along 200 m in a north-south direction intersected favorable alteration and mineralization. In addition, two structural blocks to the west at the 400 m and 300 m elevations have been intercepted with two drill holes each, confirming the continuity and extension of mineralization, with favorable intercepts of up to 60 m thick.

In the Todos Santos area, the drilling exploration program was designed to evaluate the primary controls of surface geochemical anomalies, identified through drill core relogging and surface mapping. These controls include phreatomagmatic breccia with IS-type mineralization, the contact between limestones and granodiorite intrusive near north-south faults, and magnetic anomalies associated with transverse faults, all within a structurally preserved north-south corridor. Drilling commenced in the fourth quarter of 2024, with only the initial 34 m completed. The remainder of the program is scheduled for completion in 2025.

Regional Exploration and Drilling

At Atzcala, the target selection program has been completed at a scale of 1:10,000 and more than 10 targets have been defined related to maar-diatreme and dome complexes, with at least three associated with IS-type

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alteration and mineralization. The top two targets have been delineated at a scale of 1:2,000. The identified potential at Atzcala supports accelerating the drilling program in this area, with a budget allocated to advance directly to the initial drilling stage in 2025.

At El Naranjo, drilling of the highest-priority targets began in the fourth quarter of 2024, with a total of 1,252 m completed across two drill holes. These drill holes focused on IS-type oxidized mineralization associated with the main breccia body at the intersection of the San Miguel and La Iguana faults. Both holes intercepted favorable alteration with subordinate sulfide mineralization (results are pending). Silicification and localized massive chalcopyrite mineralization are controlled by phreatomagmatic and hydrothermal injection breccias at the contact between a quartz-monzodioritic dyke and the granodiorite stock.

1

For more information on the multi-year exploration strategy, see the Company’s news release titled “Torex Gold Outlines Multi-Year Exploration Strategy” issued on June 10, 2024, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

2

For more information on ELG Underground drilling results, see the Company’s news release titled “Torex Gold Reports Compelling New Results from the 2024 ELG Underground Drilling Program” issued on December 2, 2024, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

3

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0130) + (Cu (%) * 1.6480) and use the same metal prices ($1,650/oz Au, $22/oz Ag, and $3.75/lb Cu) and metallurgical recoveries (87% Au, 85% Ag, and 92% Cu) used in the year-end 2023 mineral resource estimate for EPO Underground. The individual assays for the 7.5m intercept of ML24-1035D are Au, 4.43 gpt, Ag, 22.5 gpt and Cu, 0.59%, and for the 9.7m intercept of ML24-1037DA are Au, 4.69 gpt, Ag, 6.5 gpt and Cu, 0.20%.

4

For more information on EPO drilling results, see the Company’s news release titled “Torex Gold Reports Results from the Ongoing 2024 EPO Exploration Program” issued on November 13, 2024, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

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FINANCIAL CONDITION REVIEW

Summary of the Consolidated Statements of Financial Position

The following table summarizes key financial position items as at December 31, 2024:

Table 7.

In millions of U.S. dollars	Dec 31, 2024	Dec 31, 2023
Cash and cash equivalents	$110.2	$172.8
Value-added tax receivables	70.9	79.0
Inventory	150.1	126.6
Deferred income tax assets	84.5	156.5
Property, plant and equipment	1,671.8	1,249.0
Other assets	52.3	51.9

Total assets	$2,139.8	$1,835.8

Accounts payable and accrued liabilities	$169.9	$148.3
Income taxes payable	143.5	86.9
Debt	62.9	—
Lease-related obligations	78.3	32.0
Decommissioning liabilities	37.6	41.0
Deferred income tax liabilities	—	5.5
Other liabilities	16.7	27.0

Total liabilities	$508.9	$340.7

Total shareholders’ equity	$1,630.9	$1,495.1

Cash and cash equivalents

The Company ended 2024 with cash and cash equivalents of $110.2 million. The Company primarily holds cash balances in U.S dollars but also holds accounts in Canadian dollars and Mexican pesos for operating and administrative purposes.

Value-added tax (“VAT”) receivables

VAT receivables decreased by $8.1 million compared to December 31, 2023, primarily as a result of currency translation as the VAT receivables are primarily denominated in Mexican pesos and the timing of collections. The VAT receivables balance fluctuates as additional VAT is paid and refunds are received, as well as with the movement of the Mexican peso exchange rate relative to the U.S. dollar and any provisions. As at December 31, 2024, the VAT receivables of $70.9 million comprises $69.8 million in current assets and $1.1 million in non-current assets.

Inventory

The increase in inventory is primarily due to higher ELG stockpile ending balances, as well as higher gold in-circuit and materials and supplies ending balances, partially offset by lower finished goods primarily due to the timing of pours. The increase in stockpile ending balances compared to December 31, 2023, is largely due to higher ounces in the stockpile as well as higher non-cash costs related to the depreciation of capitalized stripping.

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Deferred income tax assets

The deferred tax asset primarily relates to tax pools and temporary differences in Mexico. The decrease in the deferred tax asset is primarily driven by the tax effect of currency translation on the tax base, partially offset by higher depreciation for accounting than for tax purposes, which on a net basis decreased the difference between the book value and tax value of the assets in the determination of deferred tax.

Property, plant and equipment

Property, plant and equipment increased primarily due to additions of $644.0 million, of which $449.0 million relates to the Media Luna Project, partially offset by depreciation of $215.5 million and a decrease in the estimated discounted closure and rehabilitation costs on decommissioning liabilities of $5.6 million. Refer to Table 11 for a breakdown of capital expenditures for the year ended December 31, 2024.

Other assets

The other assets balance includes accounts receivable, prepaid expenses, advances and deposits, derivative contract assets and lease-related assets.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities has increased since December 31, 2023, primarily due to increased liabilities related to the Media Luna Project as construction advances, the timing of payments, an increase in the accrual of the site-based profit sharing program primarily as a result of higher average realized gold prices and an increase in the share-based compensation liabilities as a result of the increase in the Company’s share price. Accounts payable and accrued liabilities is generally highest at year-end due to the full year accrual of the site-based profit sharing program and the timing of payments over the holiday season.

Income taxes payable

The increase in the balance is primarily due to current income tax expense of $149.6 million, partially offset by corporate income tax payments of $64.2 million and the 7.5% Mexican mining royalty of $24.8 million paid in the first quarter of 2024 in respect of 2023.

Debt

The increase in debt is due to the drawdowns on the Debt Facility to fund the development of the Media Luna Project. The carrying amount of debt is presented net of unamortized deferred finance charges of $2.1 million.

Lease-related obligations

The increase in lease-related obligations is primarily due to $52.4 million in lease obligations that were recognized during the year ended December 31, 2024 as a result of the commencement of new leases for certain pieces of the primary production equipment, underground support equipment and personnel transport equipment for the Media Luna operations. As at December 31, 2024, the lease-related obligations of $78.3 million comprises $29.2 million in current liabilities and $49.1 million in non-current liabilities.

Decommissioning liabilities

Decommissioning liabilities decreased by $3.4 million primarily due to the effects of foreign exchange rate changes and discounting, partially offset by accretion and increases due to additional disturbances as a result of ongoing mining operations and the development of Media Luna. As at December 31, 2024, the decommissioning liabilities of $37.6 million are presented as non-current liabilities.

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Other liabilities

Other liabilities includes a current liability of $3.5 million relating to the derivative contracts based on foreign exchange collar and forward prices as at December 31, 2024 and a non-current share-based compensation liability of $13.2 million.

DEBT FINANCING

Debt Facility

As at December 31, 2024, the Company and its Mexican subsidiary (as co-borrowers) had a revolving credit facility (the “Debt Facility”) with capacity of $300.0 million, which also includes an accordion feature for an additional $150.0 million in available capacity at the discretion of the lenders. The Debt Facility matures on December 31, 2027, with no commitment reductions prior to maturity, and can be repaid in full anytime without penalty.

As at December 31, 2024, the Company had borrowings of $65.0 million on the Debt Facility and had utilized $13.7 million for letters of credit, reducing the available credit of the Debt Facility to $221.3 million (December 31, 2023 - $nil, $7.9 million and $292.1 million, respectively). During the year ended December 31, 2024, the Company drew $65.0 million, net, on the Debt Facility (year ended December 31, 2023 - $nil).

The Debt Facility incorporates Sustainability-Linked Loan (“SLL”) targets, which integrate ESG performance measures. The SLL includes incentive pricing terms related to achieving various Sustainability Performance Targets (“SPTs”) including those in safety, climate change, and alignment with the World Gold Council’s RGMPs. The SPTs are aligned with the Company’s sustainability targets described in the “2024 performance and 2025 objectives” section of this MD&A.

The Debt Facility bears interest at a rate of Term SOFR (subject to a zero floor), a forward-looking term rate based on SOFR, plus a credit spread adjustment and an applicable margin based on the Company’s leverage ratio. The credit spread adjustment is 0.10%. The applicable margin applied is 2.50% based on a leverage ratio less than 1.0 times, 2.75% at a ratio less than 2.0 times, 3.00% at a ratio less than 2.5 times, and 3.50% at a ratio equal to or greater than 2.5 times. As at December 31, 2024, the applicable margin was 2.50%.

The Debt Facility permits spending for general corporate and working capital purposes and to facilitate the completion of the Media Luna Project and the development of EPO and other existing and future projects of the Company. The Debt Facility is subject to conditions, including compliance with financial covenants related to maintaining a net leverage ratio of less than or equal to 3.0, an interest coverage ratio of greater than or equal to 3.0, and a covenant on tangible net worth of $1.0 billion, plus 50% of positive quarterly net income from January 1, 2024. As at December 31, 2024, the Company was in compliance with the financial and other covenants under the Debt Facility.

The Debt Facility is secured by all of the assets of the Company and its material subsidiaries, which currently are its subsidiaries with a direct or indirect interest in the ELG Mine Complex and/or the Media Luna Project.

LIQUIDITY AND CAPITAL RESOURCES

The total assets of the Company as at December 31, 2024 were $2,139.8 million (December 31, 2023 - $1,835.8 million), which includes $110.2 million in cash and cash equivalents (December 31, 2023 - $172.8 million).

Net cash generated from operating activities before changes in non-cash operating working capital was $458.9 million for the year ended December 31, 2024, compared to $340.8 million for the year ended December 31, 2023. The increase in net cash generated from operating activities before changes in non-cash operating working capital of $118.1 million is largely due to a higher average realized gold price, an increase in gold ounces sold, and lower income taxes paid, partially offset by higher production costs.

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Net cash used in investing activities for the year ended December 31, 2024 was $562.7 million compared to $498.3 million for the year ended December 31, 2023. Net cash used in investing activities was higher primarily due to an increase in additions to property, plant and equipment related to the Media Luna Project.

Net cash generated from financing activities for the year ended December 31, 2024 related to proceeds from the Debt Facility of $65.0 million, net, partially offset by lease principal payments of $8.6 million, other borrowing costs paid of $2.1 million and transaction costs related to the Debt Facility amendment of $0.7 million. The net cash used in financing activities for the comparative period related to lease principal payments of $4.8 million, other borrowing costs paid of $1.9 million and transaction costs related to the Debt Facility amendment of $1.2 million.

The Company had debt outstanding of $65.0 million as at December 31, 2024 and had $221.3 million available under the Debt Facility with $13.7 million utilized for letters of credit. The $300.0 million Debt Facility matures on December 31, 2027, with no commitment reductions prior to maturity, and can be repaid in full anytime without penalty. The Company expects to fund the completion of the Media Luna Project and the development of EPO, and its exploration plans using available liquidity, forecasted future cash flow, and available credit facilities.

During the second and third quarters of 2023, the Company executed purchase agreements with suppliers for the primary production equipment, underground support equipment and personnel transport equipment for operations at Media Luna totalling $99.3 million. Subsequently, the purchases were assigned to financiers who will own the equipment once delivered by the suppliers. In connection with the arrangements, the Company and the financiers executed master leasing agreements, which required the financiers to provide advance payments to the suppliers ahead of equipment being delivered. In the event of non-compliance with the purchase agreements by the suppliers, the Company is obligated to provide payment to the financiers for the advance payments paid to date. In connection with advanced payments made by the financiers ahead of equipment being delivered by the suppliers, the Company executed interest-bearing promissory notes, of which $18.0 million remain outstanding as at December 31, 2024 (December 31, 2023 - $19.7 million). The promissory notes act as surety for the financiers. The promissory notes are accounted for as financial liabilities in accordance with IFRS 9, Financial Instruments (“IFRS 9”). As at December 31, 2024, a corresponding $18.0 million asset has been recorded in other non-current assets in the Consolidated Statements of Financial Position (December 31, 2023 - $19.7 million)

As at December 31, 2024, lease obligations included $56.9 million of leases for certain pieces of the primary production equipment, underground support equipment and personnel transport equipment for the Media Luna operations that had been delivered and for which the leases had commenced (December 31, 2023 - $8.0 million of leases for certain pieces of the primary production equipment). As the Company is deemed to have control of the equipment prior to delivery and subsequently, upon entering into the lease agreement, control of the equipment is retained by the Company, the assignment of the purchases to the financiers did not qualify as a sale in accordance with IFRS 15, Revenue from Contracts with Customers, and therefore IFRS 16, Leases, sale-leaseback accounting was not applied. Rather, the lease obligations are accounted for as financial liabilities in accordance with IFRS 9. Upon commencement of the leases, the Company recognized a corresponding asset in property, plant and equipment in the Consolidated Statements of Financial Position.

As at December 31, 2024, the Company’s contractual obligations included long-term land lease agreements with Rio Balsas, Real del Limón, Atzcala, Puente Sur Balsas, Mexcala and Valerio Trujano Ejidos and the individual owners of land parcels within certain of those Ejido boundaries; and contractual commitments related to the purchases of goods, energy and services used in the operations at the Morelos Complex and the Media Luna Project. All long-term land lease agreements can be terminated within one year at the Company’s discretion at any time without penalty.

Production revenue from certain concessions is subject to a 2.5% royalty payable to the Mexican Geological Survey agency. The royalty is accrued based on revenue and is payable on a quarterly basis. For the year ended December 31, 2024, the Company paid $26.3 million for the 2.5% royalty relating to the fourth quarter of 2023 and the first, second and third quarters of 2024 (December 31, 2023 - $20.7 million relating to the fourth quarter of 2022 and the first, second and third quarters of 2023). As at December 31, 2024, the Company accrued $6.8 million for the 2.5% royalty relating to the fourth quarter of 2024, which was paid in January 2025 (December 31, 2023 - $7.0 million relating to the fourth quarter of 2023, which was paid in January 2024).

31 Torex Gold Resources Inc. | TSX: TXG

Prior to January 1, 2025, the Company was subject to a mining tax of 7.5% on taxable earnings before the deduction of taxes, interest, depreciation and amortization, and a royalty of 0.5% on sales of gold, silver, and platinum. As of January 1, 2025, the mining tax and royalty increased to 8.5% and 1.0%, respectively. Both the mining tax and royalty are payable to the Servicio de Administración Tributaria on an annual basis in March of the following year. In March 2024, the Company paid $29.4 million in respect of the 7.5% and 0.5% royalties for 2023 (paid in March 2023 - $34.2 million for 2022). As at December 31, 2024, the Company accrued $34.5 million and $5.1 million for the 7.5% and 0.5% royalties to be paid in March 2025, respectively (December 31, 2023 - $25.4 million and $4.4 million accrued for the 7.5% and 0.5% royalties to be paid in March 2024, respectively).

Gold equivalent production is expected to be the lowest during the first quarter of 2025 given the four-week shutdown of the processing plant and lower processed grades with depletion of main El Limón open pit in late 2024. Production during the remaining quarters of 2025 is expected to be relatively consistent. Given the timing of tax and employee profit sharing payments, the Company’s net cash generated from operating activities is generally weighted towards the second half of the year as was the case in 2024 and 2023. Production in the fourth quarter of 2024 was lower than production during the third quarter of 2024, primarily due to the temporary suspension in December, lower open pit ore tonnes mined due to the completion of the El Limón pit at the beginning of December, and a lower average grade of ore processed.

The trends that affect the Company’s liquidity are further described in the “Economic Trends” section of this MD&A.

For discussion of liquidity risks, refer to sections “Financial Risk Management” and “Risks and Uncertainties” of this MD&A.

Contractual Commitments

Table 8.

	Payments Due by Period
In millions of U.S. dollars	Total	Less than 1 year	1-3 years	4-5 years	Greater than 5 years
Operating commitments[1]	$362.8	218.2	93.7	50.9	—
Capital commitments[1]	$88.2	77.6	6.2	4.1	0.3
Accounts payable and accrued liabilities	$169.9	169.9	—	—	—
Derivative contracts	$3.5	3.5	—	—	—
Debt	$78.6	4.5	74.1	—	—
Lease-related obligations	$94.1	34.6	29.2	30.3	—

Total	$797.1	508.3	203.2	85.3	0.3

1.	Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

During the year ended December 31, 2024, the Company entered into a power purchase agreement for the delivery of 236,520 megawatt hours of electricity per year over a period of five years, at a fixed rate per megawatt hour, subject to annual inflation adjustments. Delivery under the power purchase agreement commenced in December 2024. As at December 31, 2024, the agreement is accounted for as an executory contract on the basis that the contract is held for the purpose of the receipt of a non-financial item in accordance with the expected electricity usage by the Company over the contract term. Included in operating commitments as at December 31, 2024 is $96.8 million relating to the power purchase agreement.

32 Torex Gold Resources Inc. | TSX: TXG

OUTSTANDING SHARE DATA

Table 9.

Outstanding Share Data as at February 19, 2025	Number
Common shares	86,162,878
Stock options[1]	24,707
Restricted share units2, [3]	645,845
Performance share units[4]	767,316

1.

Each stock option is exercisable into one common share of the Company. As of January 1, 2022, the Company ceased the issuance of new stock options and the plan will be terminated once all outstanding stock options are exercised or have expired.

2.	Each restricted share unit is redeemable for one common share of the Company.
3.

The balance includes both Restricted Share Units (“RSUs”) and Employee Restricted Share Units (“ERSUs”) issued under the Restricted Share Plan (“RSU Plan”) and the Employee Share Unit (“ESU Plan”), respectively.

4.

The number of performance share units that vest is determined by multiplying the number of units granted to the participant, and outstanding at the vesting date, by an adjustment factor, which ranges from 0 to 2.0. Therefore, the number of units that will vest and be settled may be higher or lower than the number of units originally granted to a participant. The adjustment factor is based on the Company’s total shareholder return relative to a group of comparable companies over the applicable period. Under the terms of the plan, the Board of Directors is authorized to determine the adjustment factor.

Normal course issuer bid

On November 18, 2024, the Company received approval from the TSX of its notice of intention to commence a normal course issuer bid (“NCIB”). Under the NCIB, the Company is authorized to purchase up to 7,116,777 of its common shares, representing approximately 10% of the public float as of November 13, 2024, during the period commencing on November 21, 2024 and ending on November 20, 2025. During the years ended December 31, 2024 and 2023, the Company did not repurchase any common shares under a normal course issuer bid.

33 Torex Gold Resources Inc. | TSX: TXG

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has presented certain non-GAAP financial measures in this MD&A which include: total cash costs, total cash costs margin, all-in sustaining costs, all-in sustaining costs margin, sustaining and non-sustaining capital expenditures, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net (debt) cash, available liquidity and unit cost measures. The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and, therefore, may not be comparable to other issuers.

Total Cash Costs

Total cash costs is a common financial performance measure in the gold mining industry; however, it has no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company reports total cash costs on both a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as costs of sales and net cash generated from operating activities, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs. In addition, the Compensation Committee of the Board of Directors uses certain of these measures, together with other measures, to set incentive compensation goals and assess performance. Total cash costs on a by-product basis are calculated as production costs, excluding temporary suspension costs, and royalties less by-product sales. Total cash costs on a gold equivalent basis are calculated as production costs, excluding temporary suspension costs, and royalties.

All-In Sustaining Costs (“AISC”)

AISC is a common financial performance measure in the gold mining industry; however, it has no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as cost of sales and net cash generated from operating and investing activities, certain investors use this information to evaluate the Company’s operating performance and its ability to generate free cash flow from current operations. Management uses this metric as an important tool to monitor operating and capital costs. In addition, the Compensation Committee of the Board of Directors uses certain of these measures, together with other measures, to set incentive compensation goals and assess performance.

Torex reports AISC in accordance with the guidance issued by the World Gold Council (“WGC”) in 2018. The WGC definition of AISC seeks to extend the definition of total cash costs by adding corporate general and administrative costs, reclamation and remediation costs (including accretion and amortization), sustaining exploration and study costs, capitalized stripping costs, sustaining capital expenditures and sustaining leases, and represents the total costs of producing gold from current operations. Non-sustaining capital expenditures are primarily those related to new operations and major projects at existing operations that are expected to materially benefit the current operation. The determination of classification of sustaining versus non-sustaining requires judgement by management. AISC excludes income tax payments, interest costs, costs related to business acquisitions, costs related to growth projects and other expenses not related to ongoing operations. Consequently, these measures are not representative of all of the Company’s cash expenditures. In addition, the calculation of AISC does not include depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company’s overall profitability. Other companies may quantify these measures differently because of different underlying principles and policies applied. Differences may also occur due to different definitions of sustaining versus non-sustaining capital.

34 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Total Cash Costs and All-in Sustaining Costs to Production Costs and Royalties

The following table provides a reconciliation of total cash costs and all-in sustaining costs to production costs and royalties as per the Consolidated Statements of Operations and Comprehensive Income:

Table 10.

In millions of U.S. dollars, unless otherwise noted		Three Months Ended			Year Ended
		Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Gold sold	oz	108,647	122,130	138,794	455,932	444,750
Total cash costs per oz sold
Production costs[1]		$94.7	112.9	116.5	421.4	371.5
Royalties		$8.2	8.6	8.4	31.2	26.5
Less: Silver sales		$(1.8)	(2.2)	(0.9)	(7.1)	(4.7)
Less: Copper sales		$(3.1)	(6.2)	(1.2)	(16.8)	(8.0)

Total cash costs		$98.0	113.1	122.8	428.7	385.3
Total cash costs per oz sold	$/oz	902	926	885	940	866
All-in sustaining costs per oz sold
Total cash costs		$98.0	113.1	122.8	428.7	385.3
General and administrative costs[2]		$7.3	8.8	7.3	31.4	26.0
Reclamation and remediation costs		$1.0	1.0	1.5	4.5	5.3
Sustaining capital expenditure		$11.6	11.6	17.3	62.6	116.9

Total all-in sustaining costs		$117.9	134.5	148.9	527.2	533.5
Total all-in sustaining costs per oz sold	$/oz	1,085	1,101	1,073	1,156	1,200

Gold equivalent sold[3]	oz AuEq	110,419	125,414	139,828	465,829	451,220
Total cash costs per oz AuEq sold
Production costs[1]		$94.7	112.9	116.5	421.4	371.5
Royalties		$8.2	8.6	8.4	31.2	26.5

Total cash costs		$102.9	121.5	124.9	452.6	398.0
Total cash costs per oz AuEq sold[3]	$/oz AuEq	932	969	893	972	882
All-in sustaining costs per oz AuEq sold
Total cash costs		$102.9	121.5	124.9	452.6	398.0
General and administrative costs[2]		$7.3	8.8	7.3	31.4	26.0
Reclamation and remediation costs		$1.0	1.0	1.5	4.5	5.3
Sustaining capital expenditure		$11.6	11.6	17.3	62.6	116.9

Total all-in sustaining costs		$122.8	142.9	151.0	551.1	546.2
Total all-in sustaining costs per oz AuEq sold[3]	$/oz AuEq	1,112	1,139	1,080	1,183	1,210

1.

This amount excludes temporary suspension costs of $3.1 million, $nil and $nil for the three months ended December 31, 2024, September 30, 2024, and December 31, 2023, respectively, and $3.1 million and $nil for the years ended December 31, 2024 and December 31, 2023, respectively.

2.

This amount excludes a loss of $6.8 million, loss of $3.9 million and gain of $0.5 million for the three months ended December 31, 2024, September 30, 2024, and December 31, 2023, respectively, and a loss of $15.7 million and gain of $1.8 million for the years ended December 31, 2024 and December 31, 2023, respectively, in relation to the remeasurement of share-based payments. This amount also excludes corporate depreciation and amortization expenses totalling $0.2 million, $nil and $nil for the three months ended December 31, 2024, September 30, 2024, and December 31, 2023, respectively, $0.3 million and $0.2 million for the years ended December 31, 2024 and December 31, 2023, respectively, within general and administrative costs. Included in general and administrative costs is share-based compensation expense in the amount of $1.6 million or $15/oz ($14/oz AuEq) for the three months ended December 31, 2024, $1.6 million or $13/oz ($13/oz AuEq) for the three

35 Torex Gold Resources Inc. | TSX: TXG

months ended September 30, 2024, $1.1 million or $8/oz ($8/oz AuEq) for the three months ended December 31, 2023, $7.1 million or $16/oz ($15/oz AuEq) for the year ended December 31, 2024 and $5.4 million or $12/oz ($12/oz AuEq) for the year ended December 31, 2023. This amount excludes other expenses totalling $1.4 million, $2.4 million and $2.1 million for the three months ended December 31, 2024, September 30, 2024, and December 31, 2023, respectively, and $7.1 million and $6.7 million for the years ended December 31, 2024 and December 31, 2023, respectively.
3.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

Reconciliation of Sustaining and Non-Sustaining Capital Expenditures to Additions to Property, Plant and Equipment

The following table provides a reconciliation of capital expenditures to additions to property, plant and equipment as reported in the Consolidated Statements of Cash Flows:

Table 11.

In millions of U.S. dollars		Three Months Ended			Year Ended
		Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Sustaining	$	11.6	11.6	17.3	61.2	67.9
Capitalized Stripping (Sustaining)	$	—	—	—	1.4	49.0
Non-sustaining	$	—	—	0.3	—	2.2

Total ELG	$	11.6	11.6	17.6	62.6	119.1

Media Luna Project[1]	$	100.5	113.9	124.0	449.0	366.3
Media Luna Cluster Drilling and Other	$	3.0	4.4	3.8	10.6	16.0
Working Capital Changes and Other	$	12.7	14.4	(4.0)	31.5	(23.4)

Capital expenditures[2]	$	127.8	144.3	141.4	553.7	478.0

1.

This amount includes a realized loss (or an increase in the capitalized expenditures) of $0.1 million, gain of $0.1 million and gain of $0.3 million for the three months ended December 31, 2024, September 30, 2024, and December 31, 2023, respectively, gain of $1.3 million and gain of $0.3 million for the years ended December 31, 2024 and December 31, 2023, respectively, in relation to the settlement of foreign exchange zero cost collars that were entered into to manage the capital expenditure risk related to a further strengthening of the Mexican peso.

2.	The amount of cash expended on additions to property, plant and equipment in the period as reported in the Consolidated Statements of Cash Flows.

Average Realized Gold Price and Total Cash Costs Margin

Average realized gold price and total cash costs margin on a by-product basis (per oz sold) are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. Management and certain investors use these measures to better understand the gold price and margin realized throughout a period.

Average realized gold price is calculated as revenue per the Consolidated Statements of Operations and Comprehensive Income, less silver sales and copper sales, adjusted for realized gains (losses) on gold contracts where applicable, divided by ounces of gold sold. Total cash costs margin per oz sold reflects average realized gold price per oz sold, less total cash costs per oz sold.

36 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Average Realized Gold Price and Total Cash Costs Margin to Revenue

The following table provides a reconciliation of average realized gold price and total cash costs margin on a by-product basis (per oz sold) to revenue as per the Consolidated Statements of Operations and Comprehensive Income:

Table 12.

In millions of U.S. dollars, unless otherwise noted		Three Months Ended			Year Ended
		Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Gold sold	oz	108,647	122,130	138,794	455,932	444,750
Revenue		$295.0	313.7	282.4	1,115.5	882.6
Less: Silver sales		$(1.8)	(2.2)	(0.9)	(7.1)	(4.7)
Less: Copper sales		$(3.1)	(6.2)	(1.2)	(16.8)	(8.0)
Less: Realized loss on gold contracts		$(19.9)	(22.8)	(3.4)	(64.1)	(1.9)

Total proceeds		$270.2	282.5	276.9	1,027.5	868
Total average realized gold price	$/oz	2,487	2,313	1,995	2,254	1,952
Less: Total cash costs	$/oz	902	926	885	940	866

Total cash costs margin	$/oz	1,585	1,387	1,110	1,314	1,086
Total cash costs margin	%	64	60	56	58	56

All-in Sustaining Costs Margin and All-in Sustaining Costs Margin Per Oz Sold

AISC margin and AISC margin on a by-product basis (per oz sold) are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. Management and certain investors use these measures to evaluate the Company’s performance and ability to generate operating income to fund its capital investment and service its debt. AISC margin on a by-product basis is calculated as revenue per the Consolidated Statements of Operations and Comprehensive Income, less silver and copper sales, and adjusted for realized (gains) losses on gold contracts where applicable, and AISC. All-in sustaining costs margin per oz sold reflects the average realized gold price per oz sold less all-in sustaining costs per oz sold.

37 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of All-in Sustaining Costs Margin to Revenue

The following table provides a reconciliation of all-in sustaining costs margin to revenue as per the Consolidated Statements of Operations and Comprehensive Income:

Table 13.

In millions of U.S. dollars, unless otherwise noted		Three Months Ended			Year Ended
		Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Gold sold	oz	108,647	122,130	138,794	455,932	444,750
Revenue		$295.0	313.7	282.4	1,115.5	882.6
Less: Silver sales		$(1.8)	(2.2)	(0.9)	(7.1)	(4.7)
Less: Copper sales		$(3.1)	(6.2)	(1.2)	(16.8)	(8.0)
Less: Realized loss on gold contracts		$(19.9)	(22.8)	(3.4)	(64.1)	(1.9)
Less: All-in sustaining costs		$(117.9)	(134.5)	(148.9)	(527.2)	(533.5)

All-in sustaining costs margin		$152.3	148.0	128.0	500.3	334.5

Total average realized gold price	$/oz	2,487	2,313	1,995	2,254	1,952
Total all-in sustaining costs margin	$/oz	1,402	1,212	922	1,098	752
Total all-in sustaining costs margin	%	56	52	46	49	39

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Adjusted net earnings and adjusted net earnings per share (basic and diluted) are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. Management and certain investors use these metrics to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.

Adjusted net earnings is defined as net income (loss) adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: temporary suspension costs, the impact of unrealized foreign exchange (gains) losses, unrealized (gains) losses on derivative contracts, impairment losses, (gains) losses on remeasurement of share-based payments, derecognition of provisions for uncertain tax positions and the tax effect of currency translation on tax base, net of the tax effect of these adjustments. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined under IFRS.

38 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Adjusted Net Earnings to Net Income

The following table provides a reconciliation of adjusted net earnings to net income as per the Consolidated Statements of Operations and Comprehensive Income:

Table 14.

In millions of U.S. dollars, unless otherwise noted		Three Months Ended			Year Ended
		Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Basic weighted average shares outstanding	shares	85,988,115	85,986,516	85,885,453	85,977,291	85,881,325
Diluted weighted average shares outstanding	shares	87,414,063	87,071,146	86,410,111	87,008,937	86,397,399
Net income		$60.4	29.2	50.4	134.6	204.4
Adjustments:
Temporary suspension costs		$3.1	—	—	3.1	—
Unrealized foreign exchange gain		$(2.0)	(0.3)	(0.7)	(0.4)	(2.3)
Unrealized (gain) loss on derivative contracts		$(16.4)	(6.5)	28.4	(16.7)	23.7
Loss (gain) on remeasurement of share-based payments		$6.8	3.9	(0.5)	15.7	(1.8)
Derecognition of provisions for uncertain tax positions		$—	—	—	(12.1)	(15.2)
Tax effect of above adjustments		$4.6	2.1	(8.3)	4.2	(6.2)
Tax effect of currency translation on tax base		$14.1	37.1	(20.2)	96.0	(54.2)

Adjusted net earnings		$70.6	65.5	49.1	224.4	148.4
Per share – Basic	$/share	0.82	0.76	0.57	2.61	1.73
Per share – Diluted	$/share	0.81	0.75	0.57	2.58	1.72

Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use these measures to evaluate the operating performance of the Company. Presenting these measures from period to period helps identify and evaluate earnings trends more readily in comparison with results from prior periods. EBITDA is defined as net income (loss) adjusted to exclude depreciation and amortization, net finance (income) costs and income tax expense (recovery). Adjusted EBITDA is defined as EBITDA adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: temporary suspension costs, the impact of unrealized foreign exchange (gains) losses, unrealized (gains) losses on derivative contracts, (gains) losses on remeasurement of share-based payments, and certain impairment losses (if applicable).

39 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of EBITDA and Adjusted EBITDA to Net Income

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income as per the Consolidated Statements of Operations and Comprehensive Income:

Table 15.

In millions of U.S. dollars		Three Months Ended			Year Ended
		Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Net income	$	60.4	29.2	50.4	134.6	204.4
Finance income, net	$	(0.3)	(0.3)	(2.0)	(3.3)	(10.2)
Depreciation and amortization[1]	$	47.7	48.6	66.8	192.0	202.4
Current income tax expense	$	42.9	55.4	50.5	149.6	98.0
Deferred income tax expense (recovery)	$	12.1	22.4	(50.3)	66.5	(72.0)

EBITDA	$	162.8	155.3	115.4	539.4	422.6

Adjustments:
Temporary suspension costs	$	3.1	—	—	3.1	—
Unrealized (gain) loss on derivative contracts	$	(16.4)	(6.5)	28.4	(16.7)	23.7
Unrealized foreign exchange gain	$	(2.0)	(0.3)	(0.7)	(0.4)	(2.3)
Loss (gain) on remeasurement of share- based payments	$	6.8	3.9	(0.5)	15.7	(1.8)

Adjusted EBITDA	$	154.3	152.4	142.6	541.1	442.2

1.	Includes depreciation and amortization included in cost of sales, general and administrative expenses and exploration and evaluation expenses.

Free Cash Flow

Free cash flow is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company defines free cash flow as net cash generated from operating activities less cash outlays for capital expenditures, lease payments and interest and other borrowing costs paid (including borrowing costs capitalized to property, plant and equipment). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s operating performance and its ability to fund operating and capital expenditures without reliance on additional borrowing.

40 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Free Cash Flow to Net Cash Generated from Operating Activities

The following table provides a reconciliation of free cash flow to net cash generated from operating activities as reported in the Consolidated Statements of Cash Flows:

Table 16.

	Three Months Ended			Year Ended
In millions of U.S. dollars	Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Net cash generated from operating activities	$122.8	149.5	120.0	449.5	300.8
Less:
Additions to property, plant and equipment[1]	$(127.8)	(144.3)	(141.4)	(553.7)	(478.0)
Lease payments	$(2.9)	(2.5)	(1.6)	(8.6)	(4.8)
Interest and other borrowing costs paid[2]	$(2.9)	(3.4)	(1.3)	(10.1)	(3.4)

Free cash flow	$(10.8)	(0.7)	(24.3)	(122.9)	(185.4)

1.	The amount of cash expended on additions to property, plant and equipment in the period as reported on the Consolidated Statements of Cash Flows.
2.	Including borrowing costs capitalized to property, plant and equipment.

Net (debt) cash

Net (debt) cash is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. Net (debt) cash is defined as total cash and cash equivalents and short-term investments less lease-related obligations and debt, adjusted to exclude unamortized deferred finance charges, at the end of the period. This measure is used by management, and may be used by certain investors, to measure the Company’s debt leverage.

Reconciliation of Net (debt) cash to Cash and Cash Equivalents

The following table provides a reconciliation of net (debt) cash to cash and cash equivalents as reported in the Consolidated Statements of Financial Position:

Table 17.

In millions of U.S. dollars	Dec 31, 2024	Sep 30, 2024	Dec 31, 2023
Cash and cash equivalents	$110.2	114.5	172.8
Less:
Debt	$(62.9)	(57.7)	—
Lease-related obligations	$(78.3)	(69.4)	(32.0)
Deferred finance charges	$(2.1)	(2.3)	—

Net (debt) cash	$(33.1)	(14.9)	140.8

Available Liquidity

Available liquidity is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. Available liquidity is defined as total cash and cash equivalents and short-term investments and the available credit on the Debt Facility (undrawn capacity less letters of credits utilized). This measure is used by management, and may be used by certain investors, to measure the Company’s liquidity position.

41 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Available Liquidity to Cash and Cash Equivalents

The following table provides a reconciliation of available liquidity to cash and cash equivalents as reported in the Consolidated Statements of Financial Position:

Table 18.

In millions of U.S. dollars	Dec 31, 2024	Sep 30, 2024	Dec 31, 2023
Cash and cash equivalents	$110.2	114.5	172.8
Add: Available credit of the Debt Facility	$221.3	232.1	292.1

Available liquidity	$331.5	346.6	464.9

Unit Cost Measures

Unit cost measures are non-GAAP financial measures with no standardized meaning under IFRS and they may not be comparable to similar financial measures disclosed by other issuers. The Company defines unit cost measures as components of production costs calculated on a per unit basis (tonnes mined or tonnes processed). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as costs of sales, certain investors use this information to evaluate the Company’s operating performance and, in addition to sales, its ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs.

42 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Unit Cost Measures to Production Costs

The following table provides a reconciliation of unit cost measures to production costs as per the Consolidated Statements of Operations and Comprehensive Income:

Table 19.

	Three Months Ended						Year Ended
In millions of U.S. dollars, unless otherwise noted	Dec 31, 2024		Sep 30, 2024		Dec 31, 2023		Dec 31, 2024		Dec 31, 2023
Gold sold (oz)	108,647		122,130		138,794		455,932		444,750
Tonnes mined - open pit (kt)	2,400		5,838		9,626		25,888		41,904
Tonnes mined - underground (kt)	207		196		212		765		756
Tonnes processed (kt)	1,094		1,186		1,218		4,676		4,810
Total cash costs:
Total cash costs ($)	98.0		113.1		122.8		428.7		385.3
Total cash costs per oz sold ($)	902		926		885		940		866

Breakdown of production costs	$	$/t	$	$/t	$	$/t	$	$/t	$	$/t
Mining - open pit	14.1	5.85	25.2	4.32	33.8	3.51	102.8	3.97	127.7	3.05
Mining - underground	12.4	60.07	18.3	93.21	16.3	77.02	61.3	80.08	60.2	79.67
Processing	42.9	39.21	48.7	41.13	45.5	37.36	180.1	38.52	168.0	34.93
Site support	16.0	14.60	14.3	12.06	14.1	11.58	59.0	12.61	54.4	11.30
Mexican profit sharing (PTU)	4.7	4.30	5.0	4.22	6.4	5.26	19.2	4.11	18.0	3.74
Capitalized stripping	—		—		—		(1.4)		(49.0)
Inventory movement	6.6		0.6		—		0.4		(9.5)
Other	1.1		0.8		0.4		3.1		1.7

Production costs	97.8		112.9		116.5		424.5		371.5

ADDITIONAL IFRS FINANCIAL MEASURES

The Company has included the additional IFRS measures “Earnings from mine operations” and “Net cash generated from operating activities before changes in non-cash operating working capital” in its financial statements.

“Earnings from mine operations” provides useful information to management and investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, investments made in respect of sustaining capital expenditures, and costs of corporate general and administrative expenses, exploration and evaluation expenses, other expenses, foreign exchange gains and losses, derivative gains and losses, finance costs and income, and taxation.

“Net cash generated from operating activities before changes in non-cash operating working capital” provides useful information to management and investors as an indication of the cash flows from operations before consideration of the impact of changes in operating working capital in the period.

ECONOMIC TRENDS

The market price for gold and foreign currency exchange rates are the most significant external factors that affect the Company’s financial performance.

43 Torex Gold Resources Inc. | TSX: TXG

Table 20.

		Three Months Ended		Year Ended
		Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Average market spot prices[1]
Gold	$/oz	2,663	1,971	2,386	1,941
Closing market exchange rates[2]
Mexican peso : U.S. dollar	Peso : $	20.3	16.9	20.3	16.9
Canadian dollar : U.S. dollar	C$ : $	1.44	1.32	1.44	1.32
Average market exchange rates[2]
Mexican peso : U.S. dollar	Peso : $	20.1	17.6	18.3	17.7
Canadian dollar : U.S. dollar	C$ : $	1.40	1.36	1.37	1.35

1.	Based on the LBMA PM fix.
2.	Sources: Bank of Mexico for the Mexican peso and Bank of Canada for the Canadian dollar.

Metal prices

The Company’s profitability and operating cash flows are significantly impacted by the price of gold.

From December 31, 2023 to December 31, 2024 based on closing prices, gold prices increased 26%. From December 31, 2022 to December 31, 2023 based on closing prices, gold prices increased 13%. To mitigate price uncertainty during the development of the Media Luna Project the Company entered into gold forward contracts to hedge against changes in gold prices until December 2024. These contracts expired in December 2024 and as of December 31, 2024, the Company has no further outstanding gold forward contracts. In January 2025, the Company entered into gold put options to sell 155,000 oz of gold in 2025 at a strike price of $2,500 per oz.

Foreign exchange rates

The functional currency of the Company and its subsidiaries is the U.S. dollar, and it is, therefore, exposed to financial risk related to foreign exchange rates.

Changes in exchange rates are expected to have an impact on the Company’s results. In particular, approximately 55% of the Company’s payments for the year ended December 31, 2024 were incurred in Mexican pesos. In addition, the Company is exposed to foreign exchange risk on its non-U.S. dollar denominated monetary assets and liabilities. The average exchange rates of the Mexican peso relative to the U.S. dollar were 18.3 and 17.7 pesos to $1 for the year ended December 31, 2024 and 2023, respectively, representing an 3.2% depreciation in the Mexican peso. To manage the foreign currency risk during the development of the Media Luna Project in 2023 and 2024 and on operating expenditures in 2025, the Company entered into a series of zero-cost collars to hedge against changes in foreign exchange rates of the Mexican peso.

44 Torex Gold Resources Inc. | TSX: TXG

As at December 31, 2024, the remaining MXN/USD foreign exchange collar contracts to settle a notional value of $100.0 million between January 2025 and December 2025 have a weighted average put strike (floor) rate of 19.70:1 and a weighted average call strike (ceiling) rate of 21.63:1. For details of the remaining foreign exchange collar contracts, refer to Table 23. To manage the foreign currency risk on operating expenditures in 2025, the Company entered into foreign exchange forward contracts to hedge against changes in foreign exchange rates of the Mexican peso. As at December 31, 2024, the MXN/USD foreign exchange forwards are for the purchase of MXN 924.3 million for $44.0 million between January 2025 and December 2025 at a weighted average MXN/ USD foreign exchange rate of 21.01:1. For details of the remaining foreign exchange forward contracts, refer to Table 24.

Summary of Annual Information

Table 21.

In millions of U.S. dollars, unless otherwise noted		Dec 31, 2024	Dec 31, 2023	Dec 31, 2022
Revenue		$1,115.5	882.6	868.5
Net income		$134.6	204.4	188.8
Per share – Basic	$/share	1.57	2.38	2.20
Per share – Diluted	$/share	1.55	2.34	2.19
Total assets		$2,139.8	1,835.8	1,593.3
Non-current liabilities		$162.8	59.0	59.9
Dividends		$—	—	—

The consolidated annual financial statements for each of the three most recently completed financial years were prepared in accordance with IFRS. The presentation currency and functional currency are U.S. dollars.

Revenue for the year ended December 31, 2024 was higher compared to prior years due to higher average realized gold prices and higher ounces of gold sold.

Net income and net income per share for the year ended December 31, 2024 have decreased primarily due to a higher net income tax expense, a higher net derivative loss on contracts of gold forwards and foreign exchange collars and forwards, higher production costs, higher general and administrative expenses and lower interest income, partially offset by a higher average realized gold price and the 3% increase in gold ounces sold.

Total assets increased in 2024 primarily due to additions to property, plant and equipment, largely related to the Media Luna Project.

Non-current liabilities increased in 2024 primarily due to drawdowns on the Debt Facility to fund the development of the Media Luna Project and an increase in the lease-related obligations in connection with leases for the Media Luna operations.

45 Torex Gold Resources Inc. | TSX: TXG

SUMMARY OF QUARTERLY RESULTS

Quarterly Results for the Eight Most Recently Completed Quarters

Table 22.

In millions of U.S. dollars, unless otherwise noted		2024				2023
		Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Financial Results
Revenue	$	295.0	313.7	270.3	236.5	282.4	160.1	211.3	228.8
Net income	$	60.4	29.2	1.9	43.1	50.4	10.5	75.3	68.2
Per share – Basic	$/share	0.70	0.34	0.02	0.50	0.59	0.12	0.88	0.79
Per share – Diluted	$/share	0.69	0.34	0.02	0.50	0.58	0.09	0.85	0.79

For each of the eight most recently completed quarters, the financial data was prepared in accordance with IFRS. The presentation and functional currency are in U.S. dollars. The quarterly results are unaudited. Sum of all the quarters may not add up to annual or year-to-date totals due to rounding.

Net income has fluctuated based on, among other factors, the quantity and grade of ore mined and processed, gold prices, foreign exchange rates, current and deferred income tax recoveries and expenses, cost of reagents consumed, and interest income. Gold prices affect the Company’s realized sales prices of its gold production and gains and losses on the gold forward contracts entered into. Fluctuations in the value of the Mexican peso and Canadian dollar relative to the U.S. dollar affect the Company’s operating and corporate expenses, foreign currency derivative gains and losses, income taxes, and the value of non-U.S. dollar denominated monetary assets and liabilities such as cash, VAT receivables, accounts payable and lease-related obligations. Changes in the value of the Mexican peso also impact the tax basis of non-monetary assets and liabilities considered in the Company’s deferred tax assets and liabilities.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Refer to Notes 3 and 4 in the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2023.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 3 in the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2023.

FINANCIAL RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include liquidity risk, interest rate risk, foreign currency risk and commodity price risk, and are detailed in Note 24 of the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2023.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company is exposed to liquidity risk in meeting its operating expenditures in instances where sufficient cash positions are unable to be maintained or appropriate financing is unavailable. The primary sources of funds available to the Company are cash flows generated by the operations at the Morelos Complex, its cash reserves and any available funds under the Debt Facility.

46 Torex Gold Resources Inc. | TSX: TXG

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2024, the Company had available liquidity1 of $331.5 million, consisting of cash of $110.2 million and undrawn capacity on the Debt Facility of $221.3 million as a result of borrowings of $65.0 million and $13.7 million in letters of credit utilized (December 31, 2023 - $464.9 million, $172.8 million, $292.1 million, $nil and $7.9 million, respectively). The Company maintains its cash in fully liquid business accounts. As at December 31, 2024, the cash balance held by MML was $76.3 million (December 31, 2023 - $70.0 million).

Cash flows that are expected to fund the operations at the Morelos Complex, the completion of the Media Luna Project and the development of EPO and settle current liabilities are dependent on, among other things, proceeds from gold and copper concentrate sales. If operations at the Morelos Complex are shut down for a prolonged period of time, the Company may not be able to generate sufficient cash flow to meet its obligations or satisfy certain requirements of the Debt Facility. The Company may have various options available to mitigate the risk of breaching requirements under the Debt Facility, including seeking a waiver from the Banks, which is outside the Company’s direct control, and failing that, settling the loan entirely and so removing the requirements under the Debt Facility.

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument or its fair value will fluctuate because of changes in market interest rates. The Debt Facility bears interest at a rate of Term SOFR plus a credit spread adjustment and an applicable margin based on the Company’s leverage ratio. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates.

The Company does not consider its interest rate risk exposure to be significant as at December 31, 2024 with respect to its cash and cash equivalents.

Foreign Currency Risk

The Company is exposed to financial risk related to foreign exchange rates. The Company operates in Canada and Mexico and has exposure to financial risk arising from fluctuations in foreign exchange rates.

The Company expects the majority of its exploration, project development, operating and decommissioning expenditures associated with the Morelos Property to be paid in Mexican pesos and U.S. dollars.

As at December 31, 2024, the Company had cash and cash equivalents and accounts payable and accrued liabilities that are denominated in Mexican pesos and in Canadian dollars. A 10% appreciation or depreciation of the Mexican peso relative to the U.S. dollar would have resulted in a decrease or increase of $5.9 million in the Company’s net income from the translation of these balances for the year ended December 31, 2024, assuming other variables remain unchanged.

As at December 31, 2024, based on ending spot rates compared to the year ended December 31, 2023, the Mexican peso depreciated by 20.0%. This led to a decrease in the U.S. dollar equivalent tax value of the Company’s property, plant and equipment, which for tax purposes is denominated in Mexican pesos. This decrease in value for tax purposes, without a change in the value of the property, plant and equipment for IFRS purposes (as it is denominated in U.S. dollars) decreased the temporary difference between the values. The difference in these values as at December 31, 2024, multiplied by the applicable Mexican tax rate, resulted in a reduction of the associated deferred tax asset. This value was lower than the equivalent deferred tax asset value calculated for the prior year. The difference in these amounts contributed to a deferred tax expense for the year.

In 2023, the Company entered into a series of zero-cost collars whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the Mexican peso between September 2023 and December 2024 for a total notional value of $107.3 million, with a weighted average put strike (floor) rate of 17.37:1 and a weighted average call strike (ceiling) rate of 20.00:1.

[1]	Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

47 Torex Gold Resources Inc. | TSX: TXG

In 2024, the Company entered into an additional series of zero-cost collars whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the Mexican peso between July 2024 and December 2025 for a total notional value of $123.7 million, with a weighted average put strike (floor) rate of 19.41:1 and a weighted average call strike (ceiling) rate of 21.32:1.

As at December 31, 2024, the remaining MXN/USD foreign exchange collar contracts to settle a notional value of $100.0 million between January 2025 and December 2025 have a weighted average put strike (floor) rate of 19.70:1 and a weighted average call strike (ceiling) rate of 21.63:1.

Table 23.

Settlement Date (Quarter)	Weighted Average Put Strike (Floor) Rate (MXN/USD)	Weighted Average Call Strike (Ceiling) Rate (MXN/USD)	Weighted Average Collar Amount (USD)
Q1 2025	19.70	21.63	25,000,000
Q2 2025	19.70	21.63	25,000,000
Q3 2025	19.76	21.69	23,000,000
Q4 2025	19.65	21.58	27,000,000

Total	19.70	21.63	100,000,000

As at December 31, 2024, a 10% change in the weighted average put strike (floor) rate and weighted average call strike (ceiling) rate would result in a $0.3 million decrease or increase in the Company’s net income for the year ended December 31, 2024 related to the foreign exchange zero-cost collars.

In the fourth quarter of 2024, the Company entered into foreign exchange forward contracts to purchase MXN 924.3 million for $44.0 million between January 2025 and December 2025 at a weighted average MXN/USD foreign exchange rate of 21.01:1, all of which remained outstanding as at December 31, 2024.

Table 24.

Settlement Date (Quarter)	Weighted Average Foreign Exchange Rate (MXN/USD)	Weighted Average Forward Amount (USD)
Q1 2025	21.01	11,000,000
Q2 2025	21.01	11,000,000
Q3 2025	21.01	11,000,000
Q4 2025	21.01	11,000,000

Total	21.01	44,000,000

As at December 31, 2024, a 10% change in the MXN/USD foreign exchange forward rate would result in a $3.0 million decrease or increase in the Company’s net income for the year ended December 31, 2024 related to the foreign exchange forwards.

Commodity Price Risk

Gold prices have fluctuated widely in recent years, and there is no assurance that a profitable market will exist for gold produced by the Company. To mitigate price uncertainty during the development of the Media Luna Project, the Company entered into gold forward contracts to hedge against changes in gold prices until December 2024.

In 2022, the Company executed monthly forward price contracts on future gold production to sell 198,000 oz of gold between October 2022 and December 2024 at a weighted average price of $1,919 per oz.

48 Torex Gold Resources Inc. | TSX: TXG

In 2023, the Company executed additional monthly forward price contracts on future gold production to sell 131,000 oz of gold between July 2023 and December 2024 at a weighted average price of $2,007 per oz.

These contracts expired in December 2024 and as at December 31, 2024, the Company had no further outstanding gold forward contracts.

In January 2025, the Company entered into gold put options to sell 155,000 oz of gold between January 2025 and December 2025 at a strike price of $2,500 per oz.

RISKS AND UNCERTAINTIES

The Company is subject to various operational, financial, compliance and other risks, uncertainties, contingencies and other factors which could materially adversely affect the Company’s future business, operations, and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described under the heading “Cautionary Notes”.

Management monitors the principal risks and uncertainties to the Company’s business, financial condition, and results of operations for new or elevated risks and supplements, when necessary, its disclosure under “Financial Risk Management” and below. Readers are cautioned that no enterprise risk management framework or system can ensure that all risks to the Company, at any point in time, are accurately identified, assessed, managed or effectively controlled and mitigated.

The nature of the Company’s activities and the locations in which it operates mean that the Company’s business generally is exposed to significant risk factors, known and unknown, many of which are beyond its control.

For a comprehensive discussion of risks faced by the Company, which may cause the actual financial results, performance or achievements of the Company to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed on SEDAR+ at www.sedarplus.ca and available on the Company’s website.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The President and Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control framework was designed based on the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The President and Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the design and operating effectiveness of internal controls over financial reporting as defined by NI 52-109 as at December 31, 2024. Based on this evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal controls over financial reporting were designed and operating effectively as at December 31, 2024.

There was no change in the Company’s internal control over financial reporting that occurred during 2024 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure. The Company’s President and Chief

49 Torex Gold Resources Inc. | TSX: TXG

Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures, that as at December 31, 2024, the Company’s disclosure controls and procedures have been designed and operate effectively to provide reasonable assurance that material information is made known to them by others within the Company.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

QUALIFIED PERSONS

The scientific and technical information contained in this MD&A pertaining to mineral resources, drilling results and exploration results have been reviewed and approved by Rochelle Collins, P.Geo., Principal, Mineral Resources of Torex Gold Resources Inc. and a Qualified Person under NI 43-101.

The scientific and technical information contained in this MD&A pertaining to mineral reserves has been reviewed and approved by Johannes (Gertjan) Bekkers, P.Eng., Vice President, Mines Technical Services of Torex Gold Resources Inc. and a Qualified Person under NI 43-101.

All other scientific and technical information contained in this MD&A has been reviewed and approved by Dave Stefanuto, P. Eng., Executive Vice President, Technical Services and Capital Projects of Torex Gold Resources Inc. and a Qualified Person under NI 43-101.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s most recent annual information form, is filed on SEDAR+ at www.sedarplus.ca, and is available upon request from the Company.

50 Torex Gold Resources Inc. | TSX: TXG

Mineral Reserve Estimate – Morelos Complex

Table 25.

	Tonnes (kt)	Au (gpt)	Ag (gpt)	Cu (%)	Au (koz)	Ag (ko)	Cu (Mlb)	AuEq (gpt)	AuEq (koz)
Media Luna Underground
Proven	2,001	4.28	33.1	1.09	276	2,129	48	6.48	417
Probable	21,568	2.56	24.2	0.84	1,775	16,749	401	4.24	2,943

Proven & Probable	23,569	2.71	24.9	0.86	2,050	18,877	448	4.43	3,360

ELG Underground
Proven	1,497	5.77	8.0	0.30	277	385	10	6.28	302
Probable	2,007	4.91	7.5	0.29	317	482	13	5.46	352

Proven & Probable	3,504	5.28	7.7	0.30	594	867	23	5.81	654

EPO Underground
Proven	—	—	—	—	—	—	—	—	—
Probable	5,029	2.27	29.8	1.29	367	4,820	143	4.83	781

Proven & Probable	5,029	2.27	29.8	1.29	367	4,820	143	4.83	781

ELG Open Pit
Proven	1,813	4.30	5.4	0.16	251	313	6	4.36	254
Probable	3,741	2.51	4.5	0.20	302	538	16	2.58	310

Proven & Probable	5,553	3.09	4.8	0.18	552	851	23	3.16	565

Surface Stockpiles
Proven	4,972	1.17	2.8	0.07	187	443	8	1.20	192
Probable	—	—	—	—	—	—	—	—	—

Proven & Probable	4,972	1.17	2.8	0.07	187	443	8	1.20	192

Total Morelos Complex
Proven	10,283	3.00	9.9	0.32	991	3,269	72	3.52	1,165
Probable	32,345	2.65	21.7	0.80	2,760	22,589	573	4.22	4,387

Proven & Probable	42,627	2.74	18.9	0.69	3,751	25,858	645	4.05	5,552

Notes to accompany the mineral reserve table:

1.	Mineral reserves were developed in accordance with CIM (2014) guidelines.
2.

Rounding may result in apparent summation differences between tonnes, grade, and contained metal content. Surface stockpile mineral reserves are estimated using production and survey data and apply the same gold equivalent (“AuEq”) formula as ELG Open Pits.

3.	AuEq of total reserves is established from combined contributions of the various deposits.
4.	The qualified person for the mineral reserve estimate is Johannes (Gertjan) Bekkers, P. Eng., VP of Mines Technical Services.
5.	The qualified person is not aware of mining, metallurgical, infrastructure, permitting, or other factors that materially affect the mineral reserve estimates.

Notes to accompany the Media Luna Underground mineral reserves:

1.	Mineral reserves are based on Media Luna measured & indicated mineral resources with an effective date of December 31, 2023.
2.	Media Luna Underground mineral reserves are reported above an in-situ ore cut-off grade of 2.4 gpt AuEq.
3.

Media Luna Underground cut-off grades and mining shapes are considered appropriate for a metal price of $1,500/oz gold (“Au”), $19/oz silver (“Ag”) and $3.50/lb copper (“Cu”) and metal recoveries of 90% Au, 86% Ag, and 93% Cu.

4.	Mineral reserves within designed mine shapes assume long-hole open stoping, supplemented with mechanized cut-and-fill mining and includes estimates for dilution and mining losses.
5.	Media Luna Underground AuEq = Au (gpt) + Ag (gpt) * (0.0121) + Cu (%) * (1.6533), accounting for metal prices and metallurgical recoveries.

Notes to accompany the EPO Underground mineral reserves:

1.	Mineral reserves for EPO Underground have an effective date of June 30, 2024.
2.	Mineral reserves are based on EPO Underground indicated mineral resources with an effective date of December 31, 2023.
3.	EPO Underground mineral reserves are reported above an in-situ ore cut-off grade of 2.4 gpt AuEq.
4.

EPO Underground cut-off grades and mining shapes are considered appropriate for a metal price of $1,500/oz gold (“Au”), $19/oz silver (“Ag”) and $3.50/lb copper (“Cu”) and metal recoveries of 87% Au, 85% Ag, and 92% Cu.

5.	Mineral reserves within designed mine shapes assume long-hole open stoping and include estimates for dilution and mining losses.
6.	EPO Underground AuEq = Au (gpt) + Ag (gpt) * (0.0124) + Cu (%) * (1.6920), accounting for metal prices and metallurgical recoveries.

Notes	to accompany the ELG Underground mineral reserves:

1.

Mineral reserves are founded on Measured and indicated mineral resources, with an effective date of December 31, 2023, for ELG Underground (including Sub-Sill, El Limón Deep and El Limón Sur trend deposits).

2.	ELG Underground mineral reserves are reported above an in-situ ore cut-off grade of 2.8 gpt AuEq and an in-situ incremental cut-off grade of 1.6 gpt AuEq.
3.

Cut-off grades and mining shapes are considered appropriate for a metal price of $1,500/oz gold (“Au”), $19/oz silver (“Ag”) and $3.50/lb copper (“Cu”) and metal recoveries of 90% Au, 86% Ag, and 93% Cu, accounting for the planned copper concentrator.

4.	Mineral reserves within designed mine shapes assume mechanized cut and fill mining method and include estimates for dilution and mining losses.
5.	Mineral reserves are reported using an Au price of US$1,500/oz, Ag price of US$19/oz, and Cu price of US$3.50/lb.
6.	ELG Underground AuEq = Au (gpt) + Ag (gpt) * (0.0121) + Cu (%) * (1.6533), accounting for metal prices and metallurgical recoveries.

Notes to accompany the ELG Open Pit mineral reserves and Surface Stockpiles:

1.	Mineral reserves are founded on Measured and indicated mineral resources, with an effective date of December 31, 2023, for El Limón and El Limón Sur deposits.

51 Torex Gold Resources Inc. | TSX: TXG

2.	ELG Open Pit mineral reserves are reported above an in-situ cut-off grade of 1.2 gpt Au.
3.	ELG Low Grade mineral reserves are reported above an in-situ cut-off grade of 0.88 gpt Au.
4.	It is planned that ELG Low Grade mineral reserves within the designed pits will be stockpiled during pit operation and processed during pit closure.
5.	Mineral reserves within the designed pits include assumed estimates for dilution and ore losses.
6.	Cut-off grades and designed pits are considered appropriate for a metal price of $1,500/oz Au and metal recovery of 89% Au.
7.	Mineral reserves are reported using an Au price of US$1,500/oz, Ag price of US$19/oz, and Cu price of US$3.50/lb.
8.	Average metallurgical recoveries of 89% for Au, 30% for Ag, and 15% for Cu.
9.	ELG Open Pit (including surface stockpiles) AuEq = Au (gpt) + Ag (gpt) * (0.0043) + Cu (%) * (0.2697), accounting for metal prices and metallurgical recoveries.

CAUTIONARY NOTES

Forward-Looking Statements

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information with respect to the future mining, development, exploration and drilling plans concerning the Morelos Property; the adequacy of the Company’s financial resources; the Company’s key strategic objectives to integrate and optimize its Morelos Property, deliver Media Luna to full production, grow reserves and resources, disciplined growth and capital allocation, retain and attract best industry talent and build on ESG excellence; plans to realize the full potential of the Morelos Property and opportunities to acquire assets that enable diversification and deliver value to shareholders; the Company’s 2024 guidance and objectives as described in the MD&A; the exploration and drilling strategy of the Company, and the summary of the Media Luna Project schedule and project expenditures. Forward-looking information also includes, but is not limited to, the following forward-looking statements: first concentrate production is expected at the end of the first quarter of 2025, and the declaration of commercial production shortly thereafter; the Company’s goal of expanding resources to the north of the deposit and upgrading Inferred Resources to Indicated Resources; the Company’s target of extending the mine life of ELG Underground by identifying new zones of higher-grade mineralization, expanding resources, and replacing and growing reserves; the expected increased contribution of copper and silver production from Media Luna in 2025; capitalization of interest is expected on Media Luna is expected to cease once reaching commercial production in 2025; only the El Limón Sur pit remaining to be mined through the first half of 2025; the solar plant is a significant component of the Company’s climate change strategy to achieve a 10% absolute reduction in greenhouse gas (GHG) emissions by 2030; the tie-ins at the processing plant are on track to commence towards the end of February; conducted initial synchronization and testing of the variable frequency drives for the ball mill, which we expect will streamline and de-risk the installation process and support efficient commissioning in March; expenditures in the first quarter of 2025 are expected to be lower than the quarterly spend in 2024 as the project winds down, first copper concentrate production begins, and commercial production is declared shortly thereafter; the Company is expected to invest approximately $60.0 million of non-sustaining capital expenditures in 2025 at Media Luna primarily during the pre-commercial period; the paste plant is on schedule for construction completion and commissioning early in the second quarter of 2025 the Company is targeting to have one year of stope inventory on hand going forward; the Company now expects mining rates at Media Luna to achieve the designed rate of 7,500 tonnes per day by mid-2026; development of EPO is anticipated to commence in mid-2025 with first ore production expected in late 2026; development is expected to be capital efficient as the underground mine will be able to leverage the investment made in infrastructure as part of the Media Luna Project, including the Guajes Tunnel and conveyor, ore handling system, process plant upgrades, paste plant, as well as power and water infrastructure; underground mining rates at EPO are expected to average 1,680 tpd on an annualized basis between 2027 and 2035, based on the inaugural reserve of 781 koz AuEq, with the option to increase capacity up to 2,300 tpd through additional incremental investment; upfront development costs at EPO are estimated at $81.5 million including $16.0 million of contingency; during 2025, the Company plans to invest $30.0 to $35.0 million in the development of EPO; total sustaining capital expenditures over the life of EPO are forecast at $65.7 million; permitting requirements are expected to be minimal; amendments to existing environmental approvals are expected to occur over the next several quarters and are not expected to impact development activities; an additional $45.0 million of investment in exploration and drilling is planned in 2025; in the Todos Santos area, the remainder of the program is scheduled for completion in 2025; at Atzcala, a budget allocated to advance directly to the initial drilling stage in 2025; gold equivalent production is expected to be the lowest during the first quarter of 2025 given the four-week shutdown of the processing plant and lower processed grades with depletion of main El Limón open pit in late 2024; production during the remaining quarters of 2025 is expected to be relatively consistent; and changes in exchange rates are expected to have an impact on the Company’s results.

52 Torex Gold Resources Inc. | TSX: TXG

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “goal,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” “believes”, “potential”, “objective”, “target”, “guided”, “trends” or “tends” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “will occur,” or “be achieved.” Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including risks factors included herein and elsewhere in the Company’s public disclosure, including without limitation the Technical Report, the AIF, annual MD&A and the Climate Change Report.

Forward-looking information and statements are based on the assumptions discussed in the Technical Report, AIF and this MD&A, the annual MD&A, the Climate Change Report, and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because the Company can give no assurance that such expectations will prove to be correct. The forward-looking information contained herein is presented for the purposes of assisting investors in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

February 19, 2025

53 Torex Gold Resources Inc. | TSX: TXG